PROXY
STATEMENT
2022

NOTICE OF
ANNUAL
MEETING



BRUNSWICK

CONTENTS

DEAR FELLOW SHAREHOLDERS:

March 18, 2022

On behalf of your Board of Directors and management team, we thank you for your commitment and investment in our Company, and we hope that you and your families are safe and healthy.

Brunswick delivered record financial and operational performance in 2021, despite headwinds brought on by the ongoing COVID-19 pandemic and a disrupted supply chain. Our success during the year not only showcases the strength and durability of our portfolio and earnings profile, but the perseverance of our more than 18,500 global employees who worked every day to ensure we prioritized the health and safety of all employees while continuing to achieve strong shareholder returns. We delivered our 12th consecutive year of adjusted EPS growth, with GAAP EPS of $7.59 and adjusted EPS of $8.28 (a 63% increase), and a net sales increase of 35% to $5.85 billion. These results were achieved while also posting record safety performance and earning recognition from Forbes as one of America's Best Large Employers two years in a row (2021-2022).

We are investing in and advancing every aspect of our Next Wave strategy, that builds on our foundation as the largest and most innovative company in the marine industry. We have progressed all aspects of our ACES (autonomy, connectivity, electrification, shared access) strategy with products and services launched and expanded in each category, and robust plans in place for further electrified products.

2021 was a year of innovative, award-winning new products and experiences, and organic and inorganic reinforcement of our portfolio, with some notable highlights including:

- The acquisition of Navico and its award-winning marine electronics brands, marking the largest acquisition in Brunswick's history and supporting our integrated-systems and ACES strategies
- The acquisitions of RELiON Battery and SemahTronix to advance our integration and electrification capabilities
- The acquisition of six Freedom Boat Club franchise operations and territories to accelerate growth
- The launch of many award-winning new products including Mercury Marine's V12 600 horsepower Verado outboard engine, the most powerful and innovative outboard engine in the world, and a winner of a Consumer Electronics Show (CES) Innovation Award and an NMMA Innovation Award, which will further accelerate Mercury's significant outboard market share gains
- Freedom Boat Club 's continued execution of its shared access strategy, with 75 new locations and over 10,000 memberships network-wide, dramatically increasing its European footprint, and expanding its fleet to more than 4,000 boats.
- Capital-efficient manufacturing capacity expansions across our businesses, to meet continuing strong consumer demand, and begin to refill very depleted pipelines and reduce order backlogs
- Achieving record-low recordable incident and lost time incident rates

Our commitment to corporate responsibility remains strong through our Environmental, Social and Governance (ESG) programming. Brunswick has demonstrated a long-standing commitment to sustainability, and we recognize consumers rely on clean air and water to use and enjoy our products. Some of our major 2021 actions in support of this commitment included our investments in clean energy by signing a virtual power purchase agreement and installing more solar arrays at some of our facilities around the world, and also our investments in advanced manufacturing processes to reduce energy and water usage. Highlights of our sustainability programming are included in this proxy statement and further detail is available in our annual Sustainability Report. From a social perspective, we advanced our DEI programming and commitments this year with the launch of our TIDE: Together: Inclusion, Diversity, Equity program.

Our investments in our people and our culture have positioned us as an employer of choice, not just in the marine industry but across industries. As previously noted, Brunswick was ranked by Forbes in the top 20% of America's Best Large employers, ahead of some of the largest and most well-known companies in the country, placing second in the Manufacturing and Engineering category. In 2021, Brunswick averaged one major award per week, including receiving national recognition by Forbes as a Best Employer for Women, Diversity, and Veterans, in addition to being honored for innovation, design, leadership and community activities.

In 2021, we refreshed the Board of Directors, welcoming Directors Reginald Fils-Aimé, former president and chief operating officer at Nintendo of America, and MaryAnn Wright, former group vice president of Global Engineering and Product Development, Power Solutions at Johnson Controls International. At the Annual Meeting this year, Jane Warner will retire from the Board. We thank her for her valuable service to the Company since 2015 and wish her the very best in her future endeavors.

We enter 2022 with strong momentum and tremendous excitement about the long-term future of our Company and the marine industry. Your Board remains committed to delivering long-term, sustainable shareholder value, and our management team and more than 18,500 global employees continue to demonstrate their dedication to meeting and exceeding the needs of our global customers and stakeholders.

We invite you to join us for our annual meeting of shareholders, which will be conducted via live audio webcast on May 4, 2022. You may attend the virtual meeting of shareholders online and submit your questions during the meeting by visiting **www.virtualshareholdermeeting.com/BC2022**. We believe the virtual format of the meeting, which we introduced during the COVID-19 pandemic, has made it easy for shareholders across the world to attend the meeting and communicate with us. We look forward to your attendance and participation again this year.

Your vote is very important. Whether or not you plan to attend the meeting, please vote via the Internet, by telephone, or by signing and returning a proxy card.

Thank you for your continued support.



Nancy E. Cooper
Non-Executive Board Chair
Brunswick Corporation



David M. Foulkes
Chief Executive Officer
Brunswick Corporation

NOTICE

2022 ANNUAL MEETING OF SHAREHOLDERS

DATE : May 4, 2022 | **TIME :** 9 a.m. CDT | **LOCATION :** Online at www.virtualshareholdermeeting.com/BC2022

VOTING MATTERS
2022 PROPOSALS

	Board Recommends:	Learn More on Page:
PROPOSAL 1: Election of Directors Named in the Attached Proxy Statement	✓ FOR each nominee	11
PROPOSAL 2: Advisory Vote to Approve the Compensation of our Named Executive Officers	✓ FOR	53
PROPOSAL 3: Ratification of the Appointment of Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2022	✓ FOR	57

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS*:

BY INTERNET
www.proxyvote.com by 11:59 p.m. EDT on May 3, 2022

BY TELEPHONE
1-800-690-6903 by 11:59 p.m. EDT on May 3, 2022

BY MAIL
Completing, signing, and returning your proxy or voting instruction card to arrive by May 3, 2022

ANNUAL MEETING
www.virtualshareholdermeeting.com/BC2022 May 4, 2022; vote beginning at 8:30 a.m. CDT

AM I ELIGIBLE TO VOTE? You can vote if you were a shareholder of record at the close of business on March 10, 2022.

* If you hold shares in the Brunswick Retirement Savings Plan or the Brunswick Rewards Plan, you must direct the trustee of these plans how to vote these shares by one of the above methods no later than 11:59 p.m. EDT on April 29, 2022.

PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. You should read the entire Proxy Statement carefully before voting. This summary does not contain all the information you should consider.

RECORD ADJUSTED EARNINGS PER SHARE [1] OF

$8.28

UP 63% OVER 2020

3-YEAR TOTAL SHAREHOLDER RETURN

123.6%

RECORD SALES UP

35%

WITH 2021 NET SALES OF $5.85 BILLION

12TH

CONSECUTIVE YEAR OF ADJUSTED EPS GROWTH (2021)

2022 MARKS THE

10TH

CONSECUTIVE YEAR OF DIVIDEND INCREASES (+9% TO $1.46 ANNUALLY)

HIGHLIGHTS

 **FREEDOM BOAT CLUB**
Added 75 locations and over 10,000 memberships network-wide

 **EVOLVING COVID-19 RESPONSE**
COVID-19 programs shifted focus to access to vaccinations while maintaining stringent safety protocols

 **ESG**
Strengthened Environmental, Social, and Governance (ESG) initiatives

 **ACQUISITIONS**
Completed nine acquisitions and closed Brunswick's largest ever acquisition (Navico)

 **DIGITAL TECHNOLOGY**
Continued development of digital technologies and focus on consumer experiences

 **CES AWARD WINNER**
Mercury Marine V12 600hp Verado named 2022 Consumer Electronics Show (CES) award winner

For more detail, please see our Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) on February 16, 2022.

[1] Please see Appendix for a reconciliation of non-GAAP measures.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE (ESG) INITIATIVES

We understand the impact our business has on the world and our unique opportunity to lead with sustainable, responsible initiatives in the environmental, social, and governance spheres.

We seek to comply with applicable regulations across all our facilities and in the products we manufacture. We strive to continually improve energy efficiency and minimize the carbon emissions of our operations, supply chain, and product portfolio and deliver more cost-effective and lower carbon technology products and solutions to our customers. We do our best to ensure the well-being of our employees, customers, and the public. These efforts are integrated into our business strategy and operations. The Nominating and Corporate Governance Committee of the Board of Directors oversees our ESG programming and reviews progress of our strategy at each of its regular meetings. Some recent sustainability projects and recognitions include:

- Mercury Marine's recently upgraded stainless steel propeller production facility, with a finishing process that, when fully operational, will eliminate as much as 1.5 million pounds of landfill waste and 4.5 million gallons of wastewater each year, significantly reducing our waste generation and water consumption.
- Installation of Mercury Marine's first photovoltaic array at its Fond du Lac, Wisconsin headquarters and the nearly 2,000 solar panels at our facility in Petit-Rechain, Belgium, both supporting Brunswick's increased use of renewable energy.
- Brunswick's entry into a virtual power purchase agreement (VPPA) with Vesper Energy to offset a majority of the electrical power needs of Brunswick's global operations through solar energy from Vesper's 500 MW Hornet Solar project in Texas.
- Continued achievement of zero waste-to-landfill designations at certain of our manufacturing and distribution facilities, including our Ft. Wayne Boat Group operations in Indiana and the Land 'N' Sea/ Kellogg Marine facility in Old Lyme, Connecticut.
- A continued emphasis on safety, with Brunswick's lowest recordable incident rate in Company history in 2021.
- Navico's new eco-friendly packaging program, removing plastic, Styrofoam, and Instapak packaging materials, saving an estimated 400,000 plastic bags, 500,000 plastic clamshell packages, and more than 200,000 plastic inserts annually.
- The Advanced Systems Group's design and delivery of over 1,200 generator set replacements to mobile customers, reducing CO_2 emissions by more than 1,300 tons, with plans to increase installation of these gasoline generator alternatives for marine and RV products.
- Our enterprise-wide DEI initiative, TIDE (Together: Inclusion, Diversity and Equity), launched three employee resource groups in 2021 and strengthened its partnership with the Executive Leadership Council (ELC) by providing two multi-year scholarships designed to increase educational opportunities for Black youth.
- Brunswick's continued development of electric solutions, including Mastervolt's Fathom e-Power System, capable of powering a boat's accessory systems as an alternative to a fuel-powered generator, and Mercury Marine's Avator electric outboard concept, with five production models expected to launch by the end of 2023 and another three expected by the end of 2025.

For more information on our sustainability strategy, programming, data, and goals, we refer you to our annual Sustainability Report (which is not incorporated by reference herein), available on our website at **https://www.brunswick.com/corporate-responsibility/sustainability**.

RECOGNIZED FOR MAKING WAVES



Green Masters Program | Sustainalytics ESG Industry Top Rated 2022 | International Award Winner aee 2021 | Forbes 2021 World's Best Employers | Forbes 2021 The Best Employers for Veterans | Forbes 2021 The Best Employers for Women

Newsweek America's Most Responsible Companies 2022 | National Boating Industry Safety Awards 2021 | Women Making Waves | UN Global Compact | Forbes 2021 America's Best Large Employers | Forbes 2021 The Best Employers for Diversity

BRUNSWICK

PROPOSAL 1: ELECTION OF DIRECTORS NAMED IN THE ATTACHED PROXY STATEMENT

All Brunswick Directors are elected annually.



NANCY E. COOPER 68
Executive Vice President and Chief Financial Officer of CA Technologies, Inc. (Retired)

Director Since: 2013 **Committees**: ● ● ●

Non-Executive Board Chair
Independent Director



JOSEPH W. McCLANATHAN 69
President and CEO, Household Products Division of Energizer Holdings, Inc. (Retired)

Director Since: 2018 **Committees**: ●

Independent Director



DAVID C. EVERITT 69
President, Agricultural and Turf Division of Deere & Company (Retired)

Director Since: 2012 **Committees**: Ⓒ ● ●

Independent Director



DAVID V. SINGER 66
CEO of Snyder's-Lance, Inc. (Retired)

Director Since: 2013 **Committees**: Ⓒ ●

Independent Director



REGINALD FILS-AIMÉ 61
President and Chief Operating Officer of Nintendo of America, Inc. (Retired)

Director Since: 2021 **Committees**: ●

Independent Director



J. STEVEN WHISLER 67
Chairman & CEO of Phelps Dodge Corporation (Retired)

Director Since: 2007 **Committees**: ● Ⓒ ●

Independent Director



LAUREN P. FLAHERTY 64
Executive Vice President and Chief Marketing Officer of CA Technologies, Inc. (Retired)

Director Since: 2018 **Committees**: ● ●

Independent Director



ROGER J. WOOD 59
Co-CEO of Tenneco, Inc. (Retired)

Director Since: 2012 **Committees**: ● ●

Independent Director



DAVID M. FOULKES 60
CEO of Brunswick Corporation

Director Since: 2019 **Committees**: ●



MARYANN WRIGHT 60
Group Vice President of Global Engineering and Product Development, Power Solutions, Johnson Controls (Retired)

Director Since: 2021 **Committees**: ●

Independent Director

COMMITTEES KEY

● Human Resources and Compensation ● Nominating and Corporate Governance ● Audit and Finance ● Executive Ⓒ Committee Chair

9 OF 10 DIRECTORS ARE INDEPENDENT under the Board's Principles and Practices and the NYSE Listed Company Manual

Our Directors collectively attended more than **99%** of the 2021 BOARD AND COMMITTEE MEETINGS

30% of the BOARD IS FEMALE, including our Non-Executive Board Chair

Median DIRECTOR TENURE IS **6.5** YEARS

The current Board has eleven directors, including Jane L. Warner, who will retire at the 2022 Annual Meeting of Shareholders.

PROPOSAL 2: ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

For more information, visit page 30

say on **PAY**

94% approval in 2021

Compensation Element	Metric(s)	Role	How It's Designed and Determined
BASE SALARY	n/a	Provides a fixed element of compensation sufficient to avoid competitive disadvantage and reward day-to-day contributions to the Company	Reviewed annually, targeting median of market. We consider external competitiveness, individual performance, and internal equity when determining executives' base salaries.
ANNUAL INCENTIVE PLAN	Earnings Per Share (EPS) Free Cash Flow (FCF) Divisional Earnings Before Interest and Taxes (EBIT) *(Applies to Division NEOs)*	Primary element used to reward accomplishments against established business and individual goals within a given year.	Target funding based on planned performance for the year, as approved by the Board of Directors, with actual funding tied to annual performance against target goals and limited to no more than 200% of target funding.
PERFORMANCE SHARES	Cash Flow Return On Investment (CFROI) Operating Margin Relative Total Shareholder Return (TSR) Absolute TSR	Focus management team on achieving 3-year target performance, creating and sustaining value for shareholders.	Annual Performance Share grants for Named Executive Officers (NEOs) represent 50% of targeted equity value. Three-year performance plan with shares earned based on achievement of CFROI and Operating Margin targets, potentially modified by Brunswick's TSR performance relative to the TSR of an established peer group (as measured over a three-year period).
RESTRICTED STOCK UNITS (RSUs)	Absolute TSR	Reinforce retention and reward sustained TSR.	Annual RSU grants for NEOs represent 50% of targeted equity value. RSUs cliff vest at the end of a three-year period.

2021 EXECUTIVE TOTAL TARGETED COMPENSATION MIX

For more information, visit page 33

CEO COMPENSATION MIX



13%
17%
70%
87% Performance-based Components

OTHER NEO COMPENSATION MIX



29%
49%
22%
71% Performance-based Components

- ● Base Salary
- ● Annual Incentives
- ● Long-Term Incentives

 **WHAT WE DO**

- Base a high percentage of executive pay on performance through annual and long-term incentives
- Require executives to achieve performance-based goals tied to relative shareholder return
- Target median compensation levels and benchmark market data of our peer group when making executive compensation decisions
- Apply strict share ownership requirements to officers and Directors
- Require vested shares from our equity compensation programs to be held until share ownership requirements are met
- Disclose metrics, weightings, and outcomes of annual and long-term incentives for executives
- Evaluate and manage risk in our compensation programs
- Use an independent compensation consultant
- Have an established clawback policy
- Maintain double-trigger equity award vesting acceleration upon involuntary termination following a Change in Control (CIC)
- Engage in a rigorous and thoughtful executive succession planning process with the Board

 **WHAT WE DON'T DO**

- No excise tax gross-ups
- No modified single-trigger or single-trigger CIC severance agreements (we only use double-trigger CIC severance provisions)
- Expressly forbid option repricing not in accordance with plans already approved by shareholders
- Expressly forbid exchanges of underwater options for cash in all of our active equity plans
- No hedging of shares by our Directors or employees
- No pledging of shares by our Directors or employees
- No dividends or dividend equivalents on unearned Performance Shares

2021 EXECUTIVE COMPENSATION SUMMARY

For more information, visit page 42

Year	Salary	Stock Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
DAVID M. FOULKES, Chief Executive Officer					
2021	$1,077,038	$5,761,310	$2,539,000	$260,058	$9,637,406
RYAN M. GWILLIM, Executive Vice President and Chief Financial Officer					
2021	$536,539	$999,989	$758,900	$78,949	$2,374,377
CHRISTOPHER D. DREES, Executive Vice President and President, Mercury Marine					
2021	$514,615	$899,807	$727,900	$95,801	$2,238,123
BRENNA D. PREISSER, Executive Vice President, Strategy and President, Business Acceleration					
2021	$499,615	$799,624	$706,700	$123,906	$2,129,845
CHRISTOPHER F. DEKKER, Executive Vice President, General Counsel, Secretary and Chief Compliance Officer					
2021	$499,750	$799,624	$706,900	$121,239	$2,127,513

PROPOSAL 3: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022

For more information, visit page 57

PROXY STATEMENT

The Board of Directors of Brunswick Corporation (the Board) is soliciting proxies from Brunswick's shareholders on behalf of the Company for our virtual annual meeting to be conducted via live audio webcast at www.virtualshareholdermeeting.com/BC2022, on Wednesday, May 4, 2022, at 9:00 a.m. CDT (the Annual Meeting). As required by Securities and Exchange Commission (SEC) rules, we are making this Proxy Statement and our Annual Report on Form 10-K available to our shareholders electronically via the Internet. In addition, we are using the SEC's Notice and Access Rules to provide shareholders with more options for receipt of these materials. Accordingly, on March 18, 2022, we will begin mailing a Notice of Internet Availability of Proxy Materials (the Notice) to our shareholders containing instructions about how to access this Proxy Statement and Brunswick's Annual Report via the Internet, how to vote online, by telephone, or by mail, and how to receive paper copies of the documents and a proxy card.

PROPOSAL 1

ELECTION OF DIRECTORS

What am I voting on?

Shareholders are being asked to elect ten individuals named in this Proxy Statement to serve on the Board of Directors.

Voting Recommendation: Your Board of Directors recommends a vote FOR the election of the nominees.



The current Board of Directors has nominated the following for election as Directors:[1]

 **NANCY E. COOPER**

 **JOSEPH W. McCLANATHAN**

 **DAVID C. EVERITT**

 **DAVID V. SINGER**

 **REGINALD FILS-AIMÉ**

 **J. STEVEN WHISLER**

 **LAUREN P. FLAHERTY**

 **ROGER J. WOOD**

 **DAVID M. FOULKES**

 **MARYANN WRIGHT**

If elected by our shareholders, each nominee will serve for a one-year term expiring at our 2023 Annual Meeting. Each Director will hold office until his or her successor has been elected and qualified or until the Director's earlier resignation or removal.

Biographical and other information regarding the Directors' experience, qualifications, attributes, or skills that led the Board to conclude that such individuals should serve on the Board in light of our business and leadership structure is set forth below.

[1] Ms. Warner is retiring at the 2022 Annual Meeting and therefore is not a nominee for re-election to the Board.

ELECTION OF DIRECTOR NOMINEES FOR TERMS EXPIRING AT THE 2023 ANNUAL MEETING



Executive Vice President and Chief Financial Officer of CA Technologies, Inc. (Retired)

Director Since: 2013
Age: 68

Committees:
Human Resources and Compensation
Nominating and Corporate Governance
Executive

Non-Executive Board Chair
Independent Director

NANCY E. COOPER

Ms. Cooper serves as our Non-Executive Board Chair. As the former Executive Vice President and Chief Financial Officer of CA Technologies, Inc., she brings financial acumen and technology experience to our Board. Ms. Cooper's extensive experience as a chief financial officer and her other financial, technological, and leadership roles for several companies allow her to provide invaluable advice and guidance to management and the Board regarding strategic planning and innovation. Her experience and her service on another public company audit committee assist the Board in several areas including corporate governance, finance, internal control, and audit matters.

Experience: Retired; Executive Vice President and Chief Financial Officer of CA Technologies, Inc., a global developer of licensed enterprise software products and services, which was acquired by Broadcom Inc. in November 2018, 2006 to 2011; Chief Financial Officer of IMS Health, Inc., a global information and technology services company, 2001 to 2006; twenty years at IBM Corporation, including Senior Management Group focused on technology strategy and financial management. Director of Guardian Life Insurance Company of America and Aptiv PLC; previously served as Director of Teradata Corporation and The Mosaic Company.

KEY SKILLS AND EXPERTISE

- Audit/Finance
- CEO/CFO Experience
- Diverse
- Global
- Public Company Board
- Technology/ Innovation/ Digital



President, Agricultural and Turf Division of Deere & Company (Retired)

Director Since: 2012
Age: 69

Committees:
Human Resources and Compensation **(Chair)**
Nominating and Corporate Governance
Executive

Independent Director

DAVID C. EVERITT

As the former President of Deere & Company's largest division, Mr. Everitt brings his engineering experience, global expertise, and extensive knowledge of dealer and distribution issues to our Board. Mr. Everitt also provides crucial operations, manufacturing, and marketing experience.

Experience: Retired; President, Agricultural and Turf Division—North America, Asia, Australia, and Sub-Saharan and South Africa, and Global Tractor and Turf Products of Deere & Company, the world's largest manufacturer of agricultural equipment and a major U.S. producer of construction, forestry, and lawn and grounds care equipment, 2009 to 2012; President, Agricultural Division—North America, Australia, Asia and Global Tractor and Implement Sourcing, 2006 to 2009; President, Agricultural Division—Europe, Africa, South America and Global Harvesting Equipment Sourcing, 2001 to 2006. Director of Allison Transmission Holdings, Inc., Corteva, Inc., and Harsco Corporation; previously served as Director of Nutrien Ltd. and Agrium Inc.

KEY SKILLS AND EXPERTISE

- Brand & Marketing
- Dealers/ Distribution
- Global
- Operations/ Manufacturing
- Public Company Board

ELECTION OF DIRECTOR NOMINEES FOR TERMS EXPIRING AT THE 2023 ANNUAL MEETING



President and Chief Operating Officer of Nintendo of America, Inc. (Retired)

Director Since: 2021
Age: 61

Committees:
Audit and Finance
Independent Director

REGINALD FILS-AIMÉ

With over 15 years at Nintendo, including 13 years as the President and Chief Operating Officer, Mr. Fils-Aimé has significant experience with company transformation, consumer products, brands, marketing, technology, and innovation. Mr. Fils-Aimé's background allows him to provide significant guidance to the Board regarding strategic planning, digital technology, human resources, and financial matters.

Experience: Managing Partner of Brentwood Growth Partners LLC, a leadership consultancy, 2019 to present; retired President and Chief Operating Officer of Nintendo Co. Ltd. and Nintendo of America Inc., a gaming and entertainment company, 2006 to 2019; Executive Officer for Nintendo Co., Ltd., 2016 to 2019; Director of Spin Master Corporation and Chairman of UTA Acquisition Corporation; previously served as Director of GameStop Corporation.

KEY SKILLS AND EXPERTISE

- Audit/Finance
- Brand & Marketing
- Diverse
- Global
- Public Company Board
- Technology/ Innovation/ Digital



Executive Vice President and Chief Marketing Officer of CA Technologies, Inc. (Retired)

Director Since: 2018
Age: 64

Committees:
Human Resources and Compensation
Nominating and Corporate Governance
Independent Director

LAUREN P. FLAHERTY

As an experienced leader who has served a diverse profile of companies, from globally recognized technology leaders to high-growth, Silicon Valley innovators, Ms. Flaherty brings extensive marketing experience and strategic planning skills to our Board. Ms. Flaherty's experience assists the Board in several areas including digital go-to-market, technology, and global operations.

Experience: Retired; Senior Advisor to McKinsey & Company, a global management consulting firm, 2021; Executive Vice President and Chief Marketing Officer at CA Technologies, Inc., a global developer of licensed enterprise software products and services, which was acquired by Broadcom Inc. in November 2018, 2013 to 2018; Chief Marketing Officer and Executive Vice President at Juniper Networks, Inc., 2009 to 2013; Chief Marketing Officer of Nortel Networks Corporation, 2006 to 2009; various positions of increasing responsibility at IBM, 1980 to 2006; previously served as Director of Xactly Corp.

KEY SKILLS AND EXPERTISE

- Brand & Marketing
- Diverse
- Global
- Public Company Board
- Technology/ Innovation/ Digital

ELECTION OF DIRECTOR NOMINEES FOR TERMS EXPIRING AT THE 2023 ANNUAL MEETING



CEO of Brunswick Corporation

Director Since: 2019
Age: 60

Committees:
Executive

DAVID M. FOULKES

As current CEO and the former Chief Technology Officer, President, Brunswick Marine Consumer Solutions, and head of Product Development at Brunswick's largest business unit, Mercury Marine, Mr. Foulkes is well positioned to provide expertise and guidance in leading-edge design, technology, and innovation. Mr. Foulkes' roles also have given him extensive knowledge of our businesses and industries. This experience allows him to communicate effectively with the Board about our operations, product development, and overall business strategy. Based on his various roles within Brunswick and his prior experience, Mr. Foulkes brings comprehensive management and manufacturing experience to our Board and a unique understanding of the operations, financial, and marketing challenges facing companies in the marine market.

Experience: CEO of Brunswick Corporation, January 2019 to present; Chief Technology Officer and President, Brunswick Marine Consumer Solutions, 2018 to 2019; VP and Chief Technology Officer of Brunswick Corporation, 2014 to 2018; VP of Product Development and Engineering, Mercury Marine, 2010 to 2018; VP of Mercury Racing, 2012 to 2018; Mercury Marine VP for Research and Development, 2007 to 2010. Previous senior roles with Ford Motor Company, Shell Exploration, and the United Kingdom Ministry of Defense.

KEY SKILLS AND EXPERTISE

- CEO/CFO Experience
- Dealers/Distribution
- Global
- Operations/Manufacturing
- Technology/Innovation/Digital



President and CEO, Household Products Division of Energizer Holdings, Inc. (Retired)

Director Since: 2018
Age: 69

Committees:
Audit and Finance
Independent Director

JOSEPH W. McCLANATHAN

As the former President and Chief Executive Officer of a large division of a global leader in power solutions, Mr. McClanathan brings extensive expertise in manufacturing, sales and marketing, and international business operations to our Board. Mr. McClanathan also provides unique insight into consumer solutions, and assists management and the Board with his significant experience with financial issues, human resources, executive compensation, and strategic planning.

Experience: Retired; President and Chief Executive Officer, Household Products Division of Energizer Holdings, Inc., a leading manufacturer of primary batteries, portable flashlights, and lanterns, 2004 to 2012; President—North America, Energizer Holdings, 1999 to 2004. Previously served in various leadership roles at Ralston Purina Company, prior to the Energizer spinoff, including Vice President—Chief Technology Officer of Eveready Battery Company; Vice President—General Manager of Energizer Power Systems, and Director—Trade Marketing of Eveready Battery Company. Director of Leggett and Platt, Incorporated.

KEY SKILLS AND EXPERTISE

- Audit/Finance
- Brand & Marketing
- Dealers/Distribution
- Global
- Governance and Compliance
- Operations/Manufacturing
- Public Company Board

ELECTION OF DIRECTOR NOMINEES FOR TERMS EXPIRING AT THE 2023 ANNUAL MEETING



CEO of Snyder's-Lance, Inc. (Retired)

Director Since: 2013
Age: 66

Committees:
Audit and Finance **(Chair)**
Executive
Independent Director

DAVID V. SINGER

As the former Chief Executive Officer of a maker and global marketer of snack foods and through his director and public company audit committee roles, Mr. Singer brings extensive management and financial experience to our Board, as well as experience in brand and marketing, supply chain, manufacturing, logistics, and distribution matters. Mr. Singer's experience in corporate finance, governance, and acquisitions is beneficial to the Board in several areas including oversight of external auditors and internal controls.

Experience: Retired; Chief Executive Officer of Snyder's-Lance, Inc., a leading snack food company, 2010 to 2013; President and Chief Executive Officer of Lance, Inc., 2005 to 2010; Executive Vice President and Chief Financial Officer of Coca-Cola Bottling Company Consolidated, 2001 to 2005. Director of Performance Food Group Company and SPX Flow, Inc.; previously served as Director of Flowers Foods, Inc., Lance, Inc., Snyder's-Lance, Inc., and Hanesbrands, Inc.

KEY SKILLS AND EXPERTISE

 Audit/Finance

 Brand & Marketing

 CEO/CFO Experience

 Dealers/ Distribution

 Global

 Governance and Compliance

 Operations/ Manufacturing

 Public Company Board

---



Chairman & CEO of Phelps Dodge Corporation (Retired)

Director Since: 2007
Age: 67

Committees:
Human Resources and Compensation
Nominating and Corporate Governance **(Chair)**
Executive
Independent Director

J. STEVEN WHISLER

As the former Chairman and Chief Executive Officer of a mining and manufacturing company with operations on several continents, Mr. Whisler has extensive experience with international business operations and regulatory compliance matters. Additionally, Mr. Whisler's background enables him to provide strategic advice and guidance to our Company's management and Board regarding financial, human resources, and risk oversight matters.

Experience: Retired; Chairman and Chief Executive Officer of Phelps Dodge Corporation, a mining and manufacturing company, 2000 to 2007; employed by Phelps Dodge Corporation in a number of positions since 1976, including President and Chief Operating Officer. Director of CSX Corporation; previously served as Director of Burlington Northern Santa Fe Corporation, U.S. Airways Group, Inc., and International Paper Company (Presiding Director 2009 to 2017).

KEY SKILLS AND EXPERTISE

 Audit/Finance

 CEO/CFO Experience

 Dealers/ Distribution

 Global

 Governance and Compliance

 Operations/ Manufacturing

 Public Company Board

 Technology/ Innovation/ Digital

ELECTION OF DIRECTOR NOMINEES FOR TERMS EXPIRING AT THE 2023 ANNUAL MEETING



Co-CEO of Tenneco, Inc. (Retired)

Director Since: 2012
Age: 59

Committees:
Human Resources and Compensation
Nominating and Corporate Governance
Independent Director

ROGER J. WOOD

As the former Co-CEO of one of the world's largest designers, manufacturers, and marketers of ride performance and clean air products and systems, in addition to his previous experience, Mr. Wood brings substantial expertise regarding manufacturing, technology, and customer solutions to our Board. Mr. Wood's experience as a CEO of multiple public manufacturing companies provides unique insight and significant knowledge to the Board in the areas of manufacturing operations, business management, global operations, and strategic planning.

Experience: Retired; Co-Chief Executive Officer, Tenneco, Inc., an automotive components original equipment manufacturer; July 2018 to January 2020; Chairman and Chief Executive Officer, Fallbrook Technologies Inc., a privately held technology developer and manufacturer, February to July 2018; President and Chief Executive Officer of Dana Incorporated, a world leader in the supply of axles, driveshafts, off-highway transmissions, sealing and thermal-management products, and genuine service parts, 2011 to 2015; Group President, Engine of BorgWarner, Inc., a worldwide automotive industry components and parts supplier, 2010 to 2011; Executive Vice President of BorgWarner Inc., 2009 to 2011; President of BorgWarner Turbo Systems Inc. and BorgWarner Emissions Systems Inc., 2005 to 2009. Director of Fallbrook Technologies Inc.; previously served as Director of Tenneco Inc. and Dana Incorporated and as Lead Director of Fallbrook Technologies Inc.

KEY SKILLS AND EXPERTISE

- Audit/Finance
- CEO/CFO Experience
- Global
- Operations/ Manufacturing
- Public Company Board
- Technology/ Innovation/ Digital



Group Vice President of Global Engineering and Product Development, Power Solutions, Johnson Controls (Retired)

Director Since: 2021
Age: 60

Committees:
Audit and Finance
Independent Director

MARYANN WRIGHT

Ms. Wright provides the Board with technology and innovation insights based on her extensive prior executive experiences at Johnson Controls and Ford Motor Company. In addition, her background includes skills in finance, program management, and operations, which assist the Board in strategic planning, technology, and financial matters.

Experience: Retired; Principal and Owner, TechGoddess LLC, a technology and product development consultancy for the automotive and mobility sectors, 2017 to 2019; Group Vice President of Global Engineering and Product Development, Power Solutions, Johnson Controls, 2013 to 2018; VP Technology and Innovation, Johnson Controls Power Solutions, 2009 to 2013; VP GM Advanced Power Solutions and CEO Johnson Controls-Saft, 2007 to 2009; Executive VP Engineering, Product Development, Commercial and Program Management, Collins & Aikman Corp., 2006 to 2007; Previous senior roles of increasing responsibility at Ford Motor Company, 1989 to 2005. Director of Group1 Automotive Inc. and Micron Technology; previously served as Director of Delphi Technologies and Maxim Integrated.

KEY SKILLS AND EXPERTISE

- Audit/Finance
- Dealers/ Distribution
- Diverse
- Global
- Governance and Compliance
- Operations/ Manufacturing
- Public Company Board
- Technology/ Innovation/ Digital

CORPORATE GOVERNANCE

The Board of Directors has adopted written Principles and Practices (the Principles) which are available on our website, www. brunswick.com/investors/corporate-governance/governance-documents, or in print upon any Brunswick shareholder's request. The Principles set the framework for our governance structure. The Board believes that good corporate governance is a source of our competitive advantage. Good governance allows the skills, experience, and judgment of the Board to support our executive management team, enabling management to improve our performance and maximize shareholder value.

As set forth in the Principles, the Board's responsibilities include overseeing and directing management in building long-term value for shareholders. The Chief Executive Officer (CEO) and the senior management team are responsible for managing day-to-day business operations and for presenting regular updates to the Board about our business. The Board offers the CEO and management constructive advice and counsel and may, in its sole discretion and at the Company's expense, obtain advice and counsel from independent legal, financial, accounting, compensation, and other advisors.

The Board of Directors met six times during 2021. Our Directors collectively attended 99% of the 2021 Board and committee meetings. The Principles provide that all members of the Board are requested to attend Brunswick's Annual Meeting of Shareholders. All Directors then in office attended the 2021 Annual Meeting of Shareholders.

The independent Directors regularly meet in executive session without members of management present. Our Non-Executive Board Chair, Nancy Cooper, presides and acts as the Board's leader. Additionally, the Board Chair serves as a liaison between management and the Board and is responsible for consulting with the CEO regarding Board and committee meeting agendas and Board governance matters.

BOARD COMPOSITION[2]

ALL OF THE MEMBERS OF THE



AUDIT & FINANCE COMMITTEE



HUMAN RESOURCES & COMPENSATION COMMITTEE



NOMINATING & CORPORATE GOVERNANCE COMMITTEE

ARE INDEPENDENT

AGE DIVERSITY



30%   70%

● 61-69   ● 60 and under

30% of the Board is **FEMALE**



BOARD TENURE



10%   50%   40%

● Less than 6 Years   ● 6-10 Years   ● 10+ Years

[2] Board Composition excludes Ms. Warner, who will retire from the Board at the 2022 Annual Meeting.

BOARD QUALIFICATIONS

Among other things, the Board expects each Director to understand our business and the markets in which we operate, monitor economic and business trends, and use his or her perspective, background, experience, and knowledge to provide management with insights and guidance. To that end, the Board is comprised of business savvy Directors with strategic mindsets and meaningful operational skills. The Board continually monitors its members' skills and experience and considers their expertise for succession planning and committee assignments.

As part of this evaluation process, the Board and its committees conduct annual self-evaluations and the Board Chair may also engage individual Board members regarding Board or committee performance. In the past, the Board has engaged an independent third party to interview Directors and facilitate the Board, committee, and Director review process. This third party reports on findings and provides feedback on Board performance relative to our peers.

DIVERSITY OF EXPERIENCE

	N. Cooper	D. Everitt	R. Fils-Aimé	L. Flaherty	D. Foulkes	J. McClanathan	D. Singer	S. Whisler	R. Wood	M. Wright
Audit/Finance	●		●			●	●	●	●	●
Brand and Marketing		●	●	●		●	●			
CEO/CFO Experience	●				●		●	●		
Dealers/Distribution		●			●	●	●	●		●
Global	●	●	●	●	●	●	●	●	●	●
Governance and Compliance						●	●	●		●
Operations/Manufacturing		●			●	●	●	●	●	●
Other Public Company Boards	●	●	●	●		●	●	●	●	●
Technology/Innovation/Digital	●		●	●	●			●	●	●
Gender Identity	Female	Male	Male	Female	Male	Male	Male	Male	Male	Female
Race/Ethnicity	White	White	African American	White	White	White	White	White	White	White
LGBTQ+	No	No	No	No	No	No	No	No	No	No





BOARD SELECTION AND REFRESHMENT

THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CANDIDATE SELECTION PROCESS



STEP 01 IDENTIFY → STEP 02 SCREEN → STEP 03 INTERVIEW → STEP 04 RECOMMEND TO BOARD

DIRECTOR CANDIDATE CONSIDERATIONS

- **INTEGRITY**
- **EXPERIENCE**
- **ACHIEVEMENTS**
- **JUDGMENT**
- **INTELLIGENCE**
- **PERSONAL CHARACTER**
- **DIVERSITY–RACE, GENDER, OTHER**
- **ABILITY TO MAKE INDEPENDENT ANALYTICAL INQUIRIES**
- **WILLINGNESS TO DEVOTE TIME TO BOARD DUTIES**
- **LIKELIHOOD OF BOARD TENURE**

The Board and the Nominating and Corporate Governance Committee (Governance Committee) believe that a diverse Board of Directors is important. Therefore, in addition to racial and gender diversity, additional consideration is given to achieving an overall diversity of perspectives, backgrounds, and experiences in Board membership. While the Board does not have a formal diversity policy, the Governance Committee, in consultation with the Board Chair, is responsible for identifying, screening, personally interviewing, and recommending candidates to the Board, with due consideration for diversity. The Board regularly reviews Board performance, including the composition of the Directors and the committees, and the Governance Committee makes recommendations regarding Director nominations for re-election on an annual basis. The Governance Committee may retain a third-party search firm to assist it with identifying or recruiting qualified candidates when vacancies arise. The Governance Committee retained a third-party search firm to conduct a director search in 2021. That search firm recommended Ms. Wright as a candidate, and Ms. Wright joined the Board in June 2021.

The Principles require a non-employee Director to retire from the Board at the first annual meeting of shareholders following his or her 75th birthday, and for an employee Director to resign when he or she ceases employment with Brunswick. In the last ten years, the Board has not granted any waiver to these policies.

In 2022, Jane Warner will retire at the Annual Meeting (the first annual meeting since her 75th birthday). Ms. Warner has served as an independent Director since February 2015 and we thank her for her service.

The Governance Committee will consider qualified director candidates who shareholders suggest by written submissions to:

Brunswick Corporation
26125 N. Riverwoods Blvd., Suite 500
Mettawa, IL 60045
Attention: Corporate Secretary's Office
email: corporate.secretary@brunswick.com

Any recommendation a shareholder submits must include the name of the candidate, a description of the candidate's educational and professional background, contact information for the candidate, and a brief explanation of why the shareholder believes the candidate is suitable for election. The Governance Committee will apply the same standards in considering director candidates recommended by shareholders as it applies to other candidates.

In addition to recommending director candidates to the Governance Committee, shareholders may also, pursuant to procedures established in our Amended By-Laws, directly nominate one or more director candidates to stand for election through our advance notice or proxy access procedures. In order for a shareholder nominee to be included in our Proxy Statement for an annual meeting, the nomination notice must be provided between 120 and 150 days before the anniversary date that we first mailed our Proxy Statement for the annual meeting of the previous year, and must comply with all applicable requirements in the Amended By-Laws. To nominate director candidates to stand for election at an annual meeting of shareholders without including them in our proxy materials, a shareholder must deliver written notice of the nomination to Brunswick's Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. For a special meeting of shareholders, a shareholder wishing to make such a nomination must deliver written notice of the nomination to Brunswick's Secretary no later than the close of business on the tenth day following the date on which notice of the meeting is first given to shareholders. In any case, a notice of nomination submitted by a shareholder must include information concerning the nominating shareholder and the shareholder's nominee(s) as required by our Amended By-Laws.

BOARD LEADERSHIP

Ms. Cooper, who was elected Brunswick's first female Board Chair in 2020, continues to serve in that role. Our CEO, Mr. Foulkes, is our only non-independent Director. Our Board believes the current leadership structure is effective, leveraging Ms. Cooper's leadership experience and extensive financial experience and Mr. Foulkes' significant experience with the Company and its operations.

Although the CEO is the Director most familiar with our business, industry, and day-to-day operations, the Board Chair and the independent Directors have invaluable experience and expertise from outside the Company, giving them different perspectives regarding our strategic goals and objectives. As a Director, Mr. Foulkes is well-positioned to bring Company-specific experience to help the Board focus on those issues of greatest importance to the Company and its shareholders.

DIRECTOR INDEPENDENCE

As noted in the Principles, the Board believes that independent Directors should constitute a substantial majority of the Board and that no more than two members of management may serve on the Board at the same time. The Principles provide that a Director shall be considered to be independent if he or she satisfies the general Director independence standards established by the NYSE. The NYSE standards provide that a Director will not be independent unless the Board affirmatively determines that the Director has no material relationship with Brunswick (either directly or as a partner, shareholder, or officer of an organization that has a relationship with Brunswick).

Applying the NYSE standards, and considering all relevant facts and circumstances, the Board has made an affirmative determination that none of the independent Directors has a material relationship with Brunswick and that all Directors, other than Mr. Foulkes, are independent. Mr. Foulkes is not independent due to his position as CEO of Brunswick.

RECENT BOARD FOCUS AREAS











COVID-19 SAFETY PROTOCOLS AND COMMUNITY ASSISTANCE

ENGAGING THE NEXT GENERATION THROUGH **DIGITAL TECHNOLOGIES** AND **CUSTOMER EXPERIENCES**

ESG: SUSTAINABILITY AND DIVERSITY, EQUITY, AND INCLUSION INITIATIVES

BOARD SUCCESSION, GOVERNANCE, AND SENIOR MANAGEMENT TALENT

NINE NEW ACQUISITIONS COMPLETED IN 2021, INCLUDING NAVICO, OUR LARGEST EVER ACQUISITION, AND SIX FREEDOM BOAT CLUB ACQUISITIONS

BRUNSWICK

SHAREHOLDER ENGAGEMENT

Our active investor relations efforts include regular and ongoing engagement with current and potential investors, financial analysts, and the media through conference calls, correspondence, conferences, in person or virtual investor meetings, and other events. This ensures that management and the Board understand, consider, and address the issues that matter most to our shareholders. Since 2012, Brunswick has held an Investor Day at least every two years, most recently virtually, in early March 2022.

These Investor Days allow investors access to our top managers to discuss and explain our businesses, update the audience on our progress against our current long-term plan, and outline our future plans, strategies, and commitments.

SHAREHOLDER COMMUNICATION

The Principles provide that our shareholders or other interested parties may, at any time, communicate in writing with the Board, the Board Chair, or the independent Directors as a group, by writing to:

Brunswick Corporation
26125 N. Riverwoods Blvd., Suite 500
Mettawa, IL 60045
Attention: Corporate Secretary's Office
email: corporate.secretary@brunswick.com

The General Counsel will review and distribute, as appropriate, copies of written communications received by any of these means, depending on the subject matter and facts and circumstances described in the communication. Communications that are not related to the duties and responsibilities of the Board, or are otherwise considered to be improper for submission to the intended recipient(s), will not be forwarded to the Board, the Board Chair, or the non-management Directors.

BOARD COMMITTEES

The Board of Directors has four committees: Audit and Finance, Nominating and Corporate Governance, Human Resources and Compensation, and Executive. Each committee is comprised solely of independent Directors, as that standard is determined by the Principles and the NYSE Listed Company Manual, with the exception of the Executive Committee, where Mr. Foulkes serves as a member. Each of the committees may, at its sole discretion and at Brunswick's expense, obtain advice and assistance from outside legal, financial, accounting, or other experts and advisors.

The following table shows the current membership of these committees:

	AUDIT & FINANCE	NOMINATING & CORPORATE GOVERNANCE	HUMAN RESOURCES & COMPENSATION	EXECUTIVE
N. COOPER		●	●	●
D. EVERITT		●	C	●
R. FILS-AIMÉ	●			
L. FLAHERTY		●	●	
D. FOULKES				●
J. MCCLANATHAN	●			
D. SINGER	C			●
J. WARNER	●			
S. WHISLER		C	●	●
R. WOOD[3]		●	●	
M. WRIGHT	●			

[3] Mr. Wood served on the Audit and Finance Committee during the first half of 2021, and transferred to the Nominating and Corporate Governance and Human Resources and Compensation Committees in June 2021.

BOARD COMMITTEES

The principal responsibilities of each of these committees are described generally below and in detail in their respective committee charters, which are available at www.brunswick.com/investors/corporate-governance/board-committees, or in print upon request by any Brunswick shareholder.



AUDIT AND FINANCE COMMITTEE

    

DAVID V. SINGER (C)   **REGINALD FILS-AIMÉ**   **JOSEPH W. McCLANATHAN**   **JANE L. WARNER**   **MARYANN WRIGHT**

NUMBER OF TIMES THIS COMMITTEE MET IN 2021

10

The Audit and Finance Committee assists the Board in reviewing and overseeing the following, which are standing agenda items at each of the Committee's regular meetings:

- Brunswick's accounting, auditing, and reporting practices;
- Its independent registered public accounting firm;
- Its system of internal controls and the internal audit function;
- The quality and integrity of its financial information and disclosures;
- Its information technology and information security programs;
- Brunswick's capital allocation and financial structure, including debt, financial policies, capital expenditures, and capital expenditure budgets; and
- Proposals for corporate financing, short and long- term borrowings, dividend declaration and distribution, material investments and divestitures, share repurchases, insurance coverage, hedging practices, and associated derivatives.

The Committee also reviews certain regulatory and compliance matters, policies regarding risk assessment and risk management, and corporate tax strategy. The Audit and Finance Committee receives and investigates any reports made to it concerning possible material violations of law or breaches of fiduciary duty by the Company or any of its officers, directors, employees, or agents. The Committee maintains free and open communication, and meets separately at each regularly scheduled Board meeting with our independent registered public accounting firm, internal auditors, and management.

The Board has determined that Messrs. Fils-Aimé, McClanathan, Singer, and Ms. Wright are "audit committee financial experts" under SEC rules.



NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

    

J. STEVEN WHISLER (C)   **NANCY E. COOPER**   **DAVID C. EVERITT**   **LAUREN P. FLAHERTY**   **ROGER J. WOOD**

NUMBER OF TIMES THIS COMMITTEE MET IN 2021

6

The Nominating and Corporate Governance Committee (the Governance Committee) assists the Board in reviewing and overseeing:

- Policies and programs designed to ensure Brunswick's adherence to high corporate governance and ethical standards and compliance with applicable legal and regulatory requirements;
- The sustainability program and environmental, social, and governance (ESG) strategy;
- Potential director nominees and officer appointments, including identifying, screening, interviewing, and recommending candidates to the Board;

- Matters related to Board composition, performance, standards, size, and membership, including racial and gender diversity and diversity of perspectives, backgrounds, and experience; and
- Director compensation design recommendations to the Board of Directors for review and action.

Our Human Resources Department and outside compensation consultants provide the Governance Committee with director compensation data as publicly reported, including data relating to peer group and other similarly-sized companies, as well as data from published surveys.

BRUNSWICK

BOARD COMMITTEES



HUMAN RESOURCES AND COMPENSATION COMMITTEE

    

DAVID C. EVERITT (C) **NANCY E. COOPER** **LAUREN P. FLAHERTY** **J. STEVEN WHISLER** **ROGER J. WOOD**

The Human Resources and Compensation Committee (the Compensation Committee) assists the Board in reviewing and overseeing:

- Goals and objectives for Brunswick's senior executives annually, and, together with the CEO, the performance of senior executives; and management development and succession planning;
- CEO compensation (including salary, annual incentive, equity-based compensation, and other cash compensation) annually, and makes compensation recommendations to the Board;
- Salary, annual incentive, equity-based compensation, and other incentive compensation for senior executives, and authorizes the CEO to approve awards to employees other than senior executives based on criteria established by the Compensation Committee;

NUMBER OF TIMES THIS COMMITTEE MET IN 2021

6

- A compensation philosophy that is consistent with the Company's long- term strategic goals and does not encourage unnecessary risk-taking; and
- The Company's diversity, equity and inclusion ("DEI") programs and strategy;

The Compensation Committee continues to engage Frederic W. Cook & Co., Inc. (FW Cook) to provide advice on various aspects of Brunswick's executive compensation programs. The Committee meets with FW Cook in executive session on a regular basis and FW Cook reports directly to the Compensation Committee. The Compensation Committee has assessed the independence of FW Cook pursuant to applicable SEC rules and NYSE listing standards and has concluded that FW Cook's work for the Compensation Committee does not raise any conflict of interest.



EXECUTIVE COMMITTEE

    

NANCY E. COOPER **DAVID C. EVERITT** **DAVID M. FOULKES** **DAVID V. SINGER** **J. STEVEN WHISLER**

In addition to its standing committees, the Board of Directors has an Executive Committee, comprised of the Board Chair, the Chief Executive Officer, and the Chairs of the Audit and Finance, Compensation, and Governance Committees. The Executive Committee meets from time to time at the request of the Board Chair.

NUMBER OF TIMES THIS COMMITTEE MET IN 2021

0

GOVERNANCE POLICIES & PRACTICES

BRUNSWICK ETHICS PROGRAM

Brunswick has adopted the *Integrity Playbook*, our code of conduct (the Code), which applies to all employees, officers, directors, vendors, suppliers, and agents, and includes standards and procedures for reporting and addressing potential conflicts of interest as well as a general code of conduct that provides guidelines regarding how to conduct business in an ethical manner. The Board has adopted an additional Code of Ethics for Senior Financial Officers and Managers (the Financial Officer Code of Ethics). The Financial Officer Code of Ethics applies to Brunswick's Chief Executive Officer, Chief Financial Officer, Vice President—Treasurer, Vice President—Investor Relations, Vice President—Tax, Vice President—Internal Audit, Vice President and Controller, and other designated Brunswick employees, and sets forth standards to which these officers and employees are to adhere in areas such as conflicts of interest, disclosure of information, and compliance with laws, rules, and regulations. The Financial Officer Code of Ethics supplements the Code. The Governance Committee, Audit and Finance Committee, and our Ethics Office oversee and administer these policies. The Code and the Financial Officer Code of Ethics are available at www.brunswick.com/corporate-responsibility/brunswick-policies-practices-standards and any Brunswick shareholder may obtain them in print upon request. If Brunswick grants a waiver of the policies set forth in the Code or the Financial Officer Code of Ethics, or materially amends either, we will, to the extent required by applicable law, regulation, or NYSE listing standard, disclose that waiver or amendment by making an appropriate statement on our website at www.brunswick.com.

TRANSACTIONS WITH RELATED PERSONS

Pursuant to its charter, the Governance Committee is tasked with the recommendation and review of corporate governance principles, policies, and programs designed to ensure our compliance with high ethical standards and with applicable legal and regulatory requirements, including those relating to conflicts of interest and other business practices that reflect upon our role as a responsible corporate citizen. The Governance Committee oversees the implementation of the Code, which includes our conflicts of interest principles. The Governance Committee reports on these compliance matters to the Board of Directors, which is ultimately responsible for overseeing the Company's ethical and legal compliance, including transactions with "related persons."

Our policy regarding related person transactions (the Related Person Transactions Policy) defines "related persons" to include all Directors and Executive Officers of the Company, all beneficial owners of more than 5% of any class of voting securities of the Company, and the immediate family members of any such persons. On a regular basis, we request Directors and Executive Officers to complete a questionnaire including questions designed to identify related persons and any potential related person transactions. Our General Counsel and Controller, or their delegates, review and update a listing of those individuals identified as related persons and provide a copy of this listing to our external auditors on at least an annual basis and more often as warranted. According to the Related Person Transactions Policy, a related person transaction includes certain transactions in which the Company is a participant and in which a related person has or will have a direct or indirect material interest, including any financial transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships. Certain transactions are excluded from the Related Person Transactions Policy.

If a related person transaction required to be disclosed pursuant to SEC rules is identified, the Related Person Transactions Policy requires that the General Counsel and Controller review the transaction and advise the Chair of the Governance Committee as well as the Chair of the Audit and Finance Committee, if appropriate. The Governance Committee may approve or ratify such transaction or, if it determines that the transaction should be considered by the Board of Directors, submit it for consideration by all disinterested members of the Board (the Reviewing Directors). In determining whether to approve or ratify a related person transaction, the Governance Committee and/or the Reviewing Directors will consider relevant factors, including:

- The size of the transaction and the amount payable to a related person;
- The nature of the interest of the related person in the transaction;
- Whether the transaction may involve a conflict of interest; and
- Whether the transaction involves the provision of goods or services to the Company that are also available from unaffiliated third parties and, if so, whether the terms of the transaction are at least as favorable to the Company as would be available in comparable transactions with unaffiliated third parties.

Since January 1, 2021, no transaction has been identified as a related person transaction and, therefore, no transaction was referred to the Board or any Board committee for review in that time period.

RISK MANAGEMENT

The Board of Directors takes an active role in overseeing effective management of our risks and regularly reviews information regarding our credit, liquidity, cash flow, and business operations risks, such as cybersecurity, regulatory risks, and climate change. The Board conducts an annual, in-depth review of our business, including strategic, operational, financial, legal, competitive, compliance, and compensation risk areas. Each Board committee addresses relevant risk topics as part of its responsibilities as well, and periodically provides the full Board with updates. For example, senior leadership briefs the Audit and Finance Committee on cybersecurity issues at each regularly scheduled meeting, where the committee reviews and oversees relevant information security risks, cybsersecurity employee training (occurring at least annually), and related Brunswick programs. Similarly, the Governance Committee reviews Environmental, Social, and Governance risks at each of its regular meetings, overseeing the Company's ongoing sustainability strategy and risks, and the Compensation Committee regularly reviews DEI programming as well.

To assess whether risks arising from our compensation programs or policies are reasonably likely to have a material adverse effect on the Company, senior management reviews our compensation programs and practices for all employees, the potential risk exposure presented by those programs and practices, and the

factors, tools, and processes that mitigate those risks. In 2021, management determined, and the Compensation Committee agreed, that none of our compensation programs or policies creates risks that are reasonably likely to have a material adverse effect on the Company.

Management and the Compensation Committee identified the following risk mitigation tools:

(1) plans are capped at maximum payout levels that, while creating incentives for superior performance, are not so great as to entice undue risk-taking; (2) performance metrics to achieve above-target payouts under the plans are not unduly leveraged (that is, small increments of above-target performance do not result in disproportionate increases in calculated plan bonus amounts); and (3) annual incentive plans contain negative discretion provisions that can be (and have been) exercised to reduce or eliminate calculated payout results, placing final control of plan payouts with our Board of Directors. Other compensation risk mitigants in place include robust stock ownership requirements for executives, an established clawback policy, and no hedging or pledging of shares by employees.

In addition to senior management, members of our Human Resources Department conduct an annual assessment of all executive and non-executive incentive plans to ensure that they are aligned with our strategic business objectives. In 2021, Human Resources considered the potential risks associated with our incentive plans, including:

- Identifying and assessing metrics governing each incentive-based compensation program to ensure that they are consistent with our short-term and long-term goals;
- Reviewing the potential range of payouts to confirm reasonableness;
- Ensuring that the plans establish maximum payout amounts, or caps, for the calculation of payments, as appropriate; and
- Verifying that our management team and/or the Board of Directors retain the right to modify, suspend, and/or terminate the plans and corresponding payouts without prior notice.

Our Human Resources representatives did not identify any provisions that might cause employees to act in a manner that would create risks that are reasonably likely to have a material adverse effect on the Company.

In addition, the Compensation Committee engages in a comprehensive annual review of the Brunswick Performance Plan (BPP), our primary annual incentive plan, and its performance measures. In 2021, the Compensation Committee determined that the BPP plan design would effectively encourage employees to engage in appropriate and responsible behavior without unnecessary risk-taking that could have a negative impact on the Company.

The majority of our non-executive incentive plans adopt the BPP's performance metrics, ensuring that the plans encourage and reward appropriate behavior throughout the organization. For those few incentive plans at the division level that do not mirror the BPP, Brunswick management performs a similar analysis of the plans on an annual basis.

DIRECTOR COMPENSATION

2021 DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation that non-employee Directors earned for the fiscal year ended December 31, 2021.

Director[1]	Fees Earned or Paid in Cash[2]	Stock Awards[3]	All Other Compensation[4]	Total
NANCY E. COOPER	$ 101,667	$295,500	$35,000	$432,167
DAVID C. EVERITT	$101,667	$154,667	–	$256,334
REGINALD FILS-AIMÉ	$101,667	$141,667	$14,347	$257,681
LAUREN P. FLAHERTY	$101,667	$145,500	$35,000	$282,167
JOSEPH W. MCCLANATHAN	$103,542	$162,000	$27,816	$293,358
DAVID V. SINGER	$106,167	$173,667	$35,000	$314,834
JANE L. WARNER	$103,542	$160,417	$35,000	$298,959
J. STEVEN WHISLER	$101,667	$172,833	$35,000	$309,500
ROGER J. WOOD	$103,542	$164,548	$35,000	$303,090
MARYANN WRIGHT[5]	$59,443	$80,673	–	$140,116

(1) David M. Foulkes is not included in this table as he was an employee of the Company in 2021 and received no additional compensation for his service as a Director. The compensation Mr. Foulkes received as a Company employee in 2021 is shown in the 2021 Summary Compensation Table on page 42.

(2) Amounts in this column reflect the 2021 annual cash fees earned by each non-employee Director. Mr. McClanathan, Mr. Singer, Mr. Whisler, Ms. Warner, and Mr. Wood elected to receive all or a portion of the 2021 annual cash fees in the form of deferred Common Stock, with a 20% premium.

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year ended December 31, 2021 in accordance with FASB ASC Topic 718. Amounts in this column represent the portion of fees required to be paid to Directors in the form of Common Stock, as well as the 20% premium that is received by those Directors who elected to receive the cash portion of their fees in the form of deferred Common Stock. For assumptions used in the valuation of such awards, see Note 18 to the financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

(4) The amounts shown in this column include our cost of products provided pursuant to the Brunswick Product Program during our fiscal year ended December 31, 2021.

(5) Ms. Wright joined the Board in June 2021.

DIRECTOR COMPENSATION

The grant date fair values of awards in this column is as follows:

	Grant Date Fair Values of Shares of Common Stock	Grant Date Fair Values of Shares Attributable to 20% Premium Applied to Deferral of Fees
NANCY E. COOPER	$295,500	–
DAVID C. EVERITT	$154,667	–
REGINALD FILS-AIMÉ	$141,667	–
LAUREN P. FLAHERTY	$145,500	–
JOSEPH W. MCCLANATHAN	$141,667	$20,333
DAVID V. SINGER	$153,334	$20,333
JANE L. WARNER	$141,667	$18,750
J. STEVEN WHISLER	$152,500	$20,333
ROGER J. WOOD	$144,215	$20,333
MARYANN WRIGHT	$80,673	

The following table sets forth the aggregate number of shares subject to outstanding stock awards held by each non-employee Director as of December 31, 2021:

	Aggregate Number of Shares Subject to Stock Awards Outstanding as of December 31, 2021
NANCY E. COOPER	–
DAVID C. EVERITT	–
REGINALD FILS-AIMÉ	–
LAUREN P. FLAHERTY	–
JOSEPH W. MCCLANATHAN	–
DAVID V. SINGER	–
JANE L. WARNER	–
J. STEVEN WHISLER	1,735
ROGER J. WOOD	–
MARYANN WRIGHT	–

NARRATIVE TO DIRECTOR COMPENSATION TABLE

ANNUAL FEES AND DEFERRED STOCK AWARDS

Effective May 1, 2021, non-employee Director compensation was increased to an annual retainer of $235,000, with $105,000 payable in cash (increased from the previous $95,000 annual cash payment) and $130,000 payable in Common Stock. The Board Chair receives an additional annual retainer of $150,000 paid in Brunswick stock.

Chairs of committees and members of certain committees receive additional annual retainers paid in Brunswick stock, which were also modestly increased in 2021, as follows:

- Audit and Finance Committee Chair: $25,000
- Compensation Committee Chair: $20,000
- Governance Committee Chair: $14,000
- Audit and Finance Committee members: $12,500
- Compensation Committee members: $10,000
- Governance Committee members: $7,000

Members of the former Finance Committee received an interim cash retainer of $6,000 for Mr. Singer (as former Finance Committee Chair) and $2,500 for each of Messrs. McClanathan and Wood and Ms. Warner in 2021, due to the consolidation of the committee into the Audit and Finance Committee.

For the portion of each Director's total annual fee paid in Common Stock, the number of shares is determined by the closing price of Common Stock on the date of the award and is reported in the "Stock Awards" column of the Director Compensation Table.

The receipt of these shares may be deferred until a Director retires from the Board. Each Director may elect to have the cash portion of the annual fee paid as follows:

- In cash or
- In Common Stock, deferred until the Director leaves the Board, with a 20% premium.
- For Directors who elect to receive the cash portion in deferred Common Stock, the number of shares to be received upon departure from the Board is determined by multiplying the cash amount by 1.2, then dividing that amount by the closing price of Common Stock on the date of the award.

SHARE OWNERSHIP REQUIREMENTS

As set forth in the Principles, within five years of appointment or initial election, a Director is required to own Common Stock and deferred stock units of the Company equal to five times the amount of the Director's annual cash retainer. Once having met this threshold, if a Director falls below the threshold as a result of a decline in our stock price, the Director will have a two-year period within which to once again achieve the threshold. We calculate compliance with these guidelines annually, using the average Brunswick stock price for the prior calendar year. As of December 31, 2021, all Directors were in compliance with the share ownership requirements.

BRUNSWICK PRODUCT PROGRAM

Directors are encouraged to use Brunswick products to enhance their understanding and appreciation of Brunswick's business. Directors receive an annual allowance of up to $35,000 (increased in 2021 from $30,000), which may be applied to purchase Brunswick products and/or fund expenses incurred relating to the ownership of such products. Brunswick reports actual and imputed income associated with the program and does not reimburse Directors for the associated tax liability.

Directors may purchase additional Brunswick products at their own expense, at discounted rates.





STOCK HELD BY DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS

Each Director, each Executive Officer listed in the 2021 Summary Compensation Table, and all Directors and Executive Officers as a group owned the number of shares of Common Stock set forth in the following table as of March 10, 2022, with sole voting and investment power except as otherwise noted:

Director/Executive Officer	Number of Shares Beneficially Owned	Percent of Class
NANCY E. COOPER	16,878	*
DAVID C. EVERITT	24,971	*
REGINALD FILS-AIMÉ	1,578	*
LAUREN P. FLAHERTY	6,902	*
JOSEPH W. MCLANATHAN	14,148	*
DAVID V. SINGER	37,469	*
JANE L. WARNER	27,301	*
J. STEVEN WHISLER	74,491	*
ROGER J. WOOD	47,433	*
MARYANN WRIGHT	982	*
DAVID M. FOULKES[1][2]	94,507	*
RYAN M. GWILLIM[1][2]	5,227	*
CHRISTOPHER D. DREES[2]	17,867	*
BRENNA D. PREISSER[2]	30,400	*
CHRISTOPHER F. DEKKER[2]	28,636	*
ALL DIRECTORS & EXECUTIVE OFFICERS AS A GROUP[1][2]	441,625	*

These shareholders known to us to beneficially own more than 5% of our outstanding Common Stock as of March 10, 2022 are:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
THE VANGUARD GROUP, INC. 100 Vanguard Blvd., Malvern, PA 19355	7,512,791[1]	9.74%
BLACKROCK, INC. 55 East 52nd Street, New York, NY 10055	6,380,033[2]	8.3%
CANTILLON CAPITAL MANAGEMENT LLC 499 Park Avenue, 9th Floor, New York, NY 10022	4,242,919[3]	5.5%

(1) This information is based solely on a Schedule 13G/A filed by The Vanguard Group, Inc. (Vanguard) with the SEC on February 9, 2022. Vanguard has sole voting power over 0 shares, shared voting power over 42,104 shares, sole dispositive power over 7,402,907 shares, and shared dispositive power over 109,884 shares as of December 31, 2021.

(2) This information is based solely on a Schedule 13G/A filed by BlackRock, Inc. (BlackRock) with the SEC on January 28, 2022. BlackRock has sole voting power over 6,148,937 shares and sole dispositive power over 6,380,033 shares as of December 31, 2021.

(3) This information is based solely on a Schedule 13G filed by Cantillon Capital Management LLC, Cantillon Management L.P., Cantillon Inc. (collectively, "Cantillon Entities") and William von Mueffling with the SEC on February 9, 2022. The Cantillon Entities and Mr. von Mueffling have shared voting power over 3,812,919 shares and shared dispositive power over 4,242,919 shares, and Mr. von Mueffling has sole voting power and dispositive power of 430,000 shares as of December 31, 2021.

* Indicates less than 1% ownership of outstanding shares.

(1) Includes an estimate of the number of shares held by the Savings Plan Trustee as of March 10, 2022 (Plan uses stock fund unit accounting and the number of shares that a participant is deemed to hold varies with the price of Brunswick stock): Mr. Foulkes, 3,724 shares, Mr. Gwillim, 2,955 shares, Mr. Dekker, 1,370 shares, and all executive officers as a group 11,854 shares. Excludes the following shares of Brunswick Common Stock issuable to officers, receipt of which has been deferred: Mr. Foulkes, 6,508. Mr. Foulkes will be entitled to receive these deferred shares in predetermined installments which will commence at varying times, in accordance with plan terms, none within 60 days of the Record Date.

(2) Excludes non-vested Restricted Stock Units (RSUs) and Performance Shares awarded to Executive Officers, and excludes RSUs owned under the "Rule of 70 or Age 62" terms of awards but not distributable for three years from the grant date.

EXECUTIVE COMPENSATION



COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our overall executive compensation policies and practices and specifically analyzes the total compensation for the Named Executive Officers (NEOs). The NEOs are:

BRUNSWICK
DAVID M. FOULKES
Chief Executive Officer

BRUNSWICK
RYAN M. GWILLIM
Executive Vice President and Chief Financial Officer

MERCURY
CHRISTOPHER D. DREES
Executive Vice President and President — Mercury Marine

BRUNSWICK
BRENNA D. PREISSER
Executive Vice President, Strategy and President — Business Acceleration

BRUNSWICK
CHRISTOPHER F. DEKKER
Executive Vice President, General Counsel, Secretary, and Chief Compliance Officer

BUSINESS HIGHLIGHTS[1]

Our businesses executed extremely well against our operating and strategic priorities in 2021, demonstrating the strength and resilience of our marine-focused portfolio. We delivered record sales and earnings, and, more importantly, set the foundation for growth across all our businesses for the future.



REVENUE
GROWTH

- Net sales increased 35% during 2021 compared with 2020. Sales in each segment benefited from increased volume due to strong global demand for marine products, market share gains, and higher pricing.
  - Our Propulsion segment delivered another outstanding year, growing revenue by 33% fueled by achieving 108% of its original production plan for the year.
  - The Parts and Accessories segment also grew sales by 33% in 2021. Additionally, our Advanced Systems Group added Navico, RELiON Battery, and Semah Tronix to its portfolio in the second half of the year.
  - The Boat segment delivered a 36% increase in revenue in a very challenging supply chain environment, which still saw 95% production attainment versus the original production plan for the year. Over the past 12 months, Freedom Boat Club added 75 new locations and over 10,000 memberships network-wide, and now operates a fleet of more than 4,000 boats, with an increasing percentage of Brunswick boats and engines.



EARNINGS

- In 2021, we recorded GAAP Earnings Per Share (EPS) of $7.59 and adjusted EPS of $8.28 (up 63% over 2020).
- Earnings in each of our segments benefited from increased volume due to continued strong global demand for marine products, market share gains, and higher pricing, with earnings also impacted by increased input costs and higher spending on growth initiatives.



CAPITAL STRATEGY

- We successfully executed our capital strategy in 2021, with strong cash flow generation allowing us to meet or exceed our capital objectives. We generated $321 million of free cash flow during the year.
- We deployed $267 million for capital expenditures on exciting new products and capacity projects across our businesses, which will form the bedrock of our future revenue and earnings growth.
- We completed 9 acquisitions totaling $1.2 billion during 2021 in our Advanced Systems Group and Freedom Boat Club businesses.
- In addition, we completed approximately $120 million of share repurchases and, in February 2022, increased our dividend for the 10th consecutive year.
- Our investment grade credit remains strong, with our year-end cash balances, cash flow generation capabilities, and total liquidity affording continued flexibility.

(1) Please see the Appendix for a reconciliation of non-GAAP financial measures.

2021 SAY-ON-PAY EXECUTIVE COMPENSATION VOTE

At the 2021 Annual Meeting, shareholders overwhelmingly approved our "say on pay" proposal (shareholders cast 94.2% of votes for the proposal). We were pleased with this significant vote of confidence in our pay practices and did not make any direct changes to our compensation programs as a result of the vote. Nevertheless, we evaluated and refined our compensation programs in 2021 to further reinforce our pay-for-performance philosophy and align management compensation with shareholder interests.

2021 KEY COMPENSATION DECISIONS

ANNUAL INCENTIVE PLAN

All NEOs participated in the 2021 annual incentive plan called the Brunswick Performance Plan (BPP). For Corporate NEOs (Messrs. Foulkes, Gwillim, and Dekker and Ms. Preisser), a majority of the award was tied to overall Brunswick Earnings Per Share (EPS) with a link to Brunswick Free Cash Flow (FCF). For the Division NEO (Mr. Drees), a significant portion of the award was tied to overall Brunswick EPS and Brunswick FCF and included a divisional EBIT component to reward division performance. On an enterprise basis, actual performance in 2021 was above the performance targets set for the 2021 BPP, and we paid NEOs average awards under the plan at approximately 188.6% of target opportunity. For additional information on the annual incentive plan, see "Achievement of Targeted Results" on page 35.

LONG-TERM INCENTIVES

We grant performance-based equity in the form of Performance Shares to certain key senior executives, including each of the NEOs. Performance underlying the awards is measured based on Cash Flow Return on Investment (CFROI), Operating Margin and Brunswick's total shareholder return performance relative to the total shareholder return (TSR) of an established peer

group, as measured over a three-year performance period. We believe Performance Shares strengthen our pay-for-performance philosophy and align management's long-term goals with our key strategic initiatives. Actual performance for the 2019 Performance Shares award exceeded the three-year targets, and awards paid under the plan were at 200% of target opportunity. For additional information, see page 37. In addition, the Company continues to provide Restricted Stock Units (RSUs) as part of equity compensation delivered to reinforce key retention initiatives and to align shareholder and NEO interests.

OVERALL PHILOSOPHY OF OUR EXECUTIVE COMPENSATION PROGRAMS

The overall philosophy of our compensation programs for the NEOs and other senior executives is to encourage and reward the creation of sustainable, long-term shareholder value. Specifically, we identified the following objectives to help realize this goal:

 **ALIGNMENT WITH SHAREHOLDERS' INTERESTS**
Reward performance in a given year and achievements over a sustained period that are aligned with the interests of our shareholders.

 **REMAIN COMPETITIVE**
Attract, retain, and motivate the talent required to ensure our continued success.

 **MOTIVATE ACHIEVEMENT OF FINANCIAL AND STRATEGIC GOALS**
Ensure that compensation structure reinforces achievement of business objectives and execution of our overall strategy.

 **REWARD SUPERIOR PERFORMANCE**
Reinforce our pay-for-performance culture.





COMPENSATION DESIGN PRINCIPLES

In support of our objectives, the framework of our executive compensation programs incorporates the following design principles.

FOCUS ON THE CREATION OF LONG-TERM SHAREHOLDER VALUE

Our senior executives are responsible for achieving long-term strategic goals. Accordingly, compensation is weighted more heavily toward rewarding long-term value creation for shareholders as an individual rises within the organization.

Our emphasis on long-term shareholder value creation is best illustrated in the following chart, which shows the portion of total targeted compensation that is attributable to long-term incentive compensation and the portion attributable to other key elements of our compensation programs. As shown in the chart, long-term incentive compensation accounts for the largest percentage of overall compensation when compared to base salary and annual incentives (bonus). In addition, as a result of the compensation structure, a majority of senior executive compensation is deemed performance-based, or "at risk," with such amounts constituting approximately 87% of Mr. Foulkes' total compensation and approximately 71% of total compensation for our other NEOs in 2021.

Below is a chart comparing the targeted compensation mix of the CEO and other NEOs:



CEO COMPENSATION MIX

13%
17%
70%
87% Performance-based Components



OTHER NEO COMPENSATION MIX

29%
49%
22%
71% Performance-based Components

- ● Base Salary
- ● Annual Incentives
- ● Long-Term Incentives



WHAT WE DO

- Base a high percentage of executive pay on performance through annual and long-term incentives

- Require executives to achieve performance-based goals tied to relative shareholder return

- Target median compensation levels and benchmark market data of our peer group when making executive compensation decisions

- Apply strict share ownership requirements to officers and Directors

- Require vested shares from our equity compensation programs to be held until share ownership requirements are met

- Disclose metrics, weightings, and outcomes of annual and long-term incentives for executives

- Evaluate and manage risk in our compensation programs

- Use an independent compensation consultant

- Have an established clawback policy

- Maintain double-trigger equity award vesting acceleration upon involuntary termination following a Change in Control (CIC)

- Engage in a rigorous and thoughtful executive succession planning process with the Board



WHAT WE DON'T DO

- No excise tax gross-ups

- No modified single-trigger or single- trigger CIC severance agreements (we only use double-trigger CIC severance provisions)

- Expressly forbid option repricing not in accordance with plans already approved by shareholders

- Expressly forbid exchanges of underwater options for cash in all of our active equity plans

- No hedging of shares by our Directors or employees

- No pledging of shares by our Directors or employees

- No dividends or dividend equivalents on unearned Performance Shares

PROVIDE INCENTIVES FOR ACHIEVEMENT OF OUR GOALS

We charge our senior executives with the responsibility to achieve our strategic, financial, and operational goals which we believe are key drivers to long-term shareholder value creation. As a result, we link executive compensation to business performance by establishing business metrics against which we measure performance, and which the Board has determined are important to our key stakeholders.

We establish variable compensation targets (individual BPP targets and long-term incentive targets) for NEOs and other employees with reference to market median for each separate compensation component and evaluate overall competitiveness of Target Direct Compensation (TDC) (base salary plus annual bonus opportunity plus long-term incentives) for each individual as compared to the market TDC.

We base annual incentive metrics on overall enterprise metrics for corporate participants and a combination of division and overall enterprise results for division participants. Long-term incentives are based on our consolidated results and relative TSR.

COMPETITIVE COMPENSATION

We recognize that, in order to attract and retain the level of talent essential to achieving our established objectives, we must maintain a competitive executive compensation program. Each year, the Compensation Committee's independent compensation consultant, FW Cook, provides a detailed peer analysis regarding proposed CEO compensation levels and other plan design elements. We are the largest domestic publicly traded company in the recreational marine industry, with total revenues significantly higher than other publicly traded U.S. recreational boat manufacturers, and as a result, there are no direct competitors in the compensation peer group. Criteria used to identify the peer group include:

SIZE
Companies with revenues that generally range from one-half to three times our total annual revenue or market capitalization

BUSINESS FOCUS
Publicly traded companies in similar industries

CONSISTENCY
The peer group should be relatively stable. Companies historically have been eliminated if they were acquired or if their revenue or market cap falls outside the referenced range

FW Cook led an analysis to assess the appropriateness of the peer group during 2021, which resulted in changes to the peer group composition to better align with the Company's Next Wave strategy and marine focus. The result of these peer company changes will take effect for 2022 compensation planning purposes. A detailed review of the peer group has historically been conducted biennially; however, due to the company's growth trajectory, we plan to review the peer group again in 2022 to evaluate and reflect business growth and operating model evolution.

For all NEOs other than the CEO, we assess the competitiveness of executive compensation every two years using manufacturing industry survey data purchased from Aon Radford. Each position is benchmarked based on scope of responsibilities, revenue size of the applicable business unit, and level within the organizational hierarchy. We design our target pay mix and total compensation opportunities to approximate the median of the market. In 2021, we completed a competitive benchmark assessment which confirmed that, on average, our target total direct compensation (base salary, annual bonus, and long-term incentives) for senior management positions, including the NEOs, approximates the median of competitive practice.

The chart below summarizes the CEO's target total direct compensation as compared to the median of the market data for his role as well as the average NEO target total direct compensation compared to the average applicable market data job matches for each of their respective roles. This chart reinforces that we are generally aligned with our market median pay philosophy.



AVERAGE NEO TARGET DIRECT COMPENSATION VS. MARKET MEDIAN

$8,729,000
$8,206,850

Market Data Target Total Compensation
Brunswick Target Total Compensation

$1,788,979
$1,785,000

CEO   OTHER NEOs

INTERNAL EQUITY

We establish compensation ranges for positions with similar characteristics and scope of responsibility, including NEO positions. Balancing competitiveness with internal equity helps support management development and movement of talent throughout our worldwide operations. Differences in actual compensation between employees in similar positions result from individual performance, future potential, and division financial results. This approach also helps promote talented managers to positions with increased responsibilities and provides meaningful developmental opportunities for our employees.

2021 PEER GROUP

BorgWarner	LCI	Snap-on Tools
Crane	Meritor	Tenneco
Dana Incorporated	Navistar	Thor
	OshKosh	Timken Company
Flowserve	Polaris Inc.	Toro Company
Harley-Davidson	Regal-Beloit	

The 2021 peer group is unchanged from the 2020 peer group.

BRUNSWICK

REWARD CORPORATE, DIVISION, AND INDIVIDUAL PERFORMANCE

Recognizing company and individual performance in compensation helps reinforce the importance of working together and furthers our pay-for-performance philosophy. For 2021, we funded incentives for all participants based on the achievement of company performance goals and allocated incentives based on individual contributions. For the NEO with division responsibility, a portion of the BPP incentive is tied to division financial performance, but a majority is tied to overall enterprise results.

WHAT IS REWARDED?

We design NEO compensation to reward achievement of budgeted financial results, namely Earnings Per Share (EPS), Free Cash Flow (FCF), Earnings Before Interest and Taxes (EBIT) – for business unit participants only, Cash Flow Return on Investment (CFROI), Operating Margin, Brunswick total shareholder return (both absolute and on a relative basis), and individual performance.

ACHIEVEMENT OF TARGETED RESULTS



- EARNINGS PER SHARE
- FREE CASH FLOW
- EARNINGS BEFORE INTEREST AND TAXES
- CASH FLOW RETURN ON INVESTMENT
- OPERATING MARGIN
- TOTAL SHAREHOLDER RETURN
- INDIVIDUAL PERFORMANCE

Annual Incentives | Long-Term Incentives | Annual Incentives and Long-Term Incentives

We established the 2021 BPP annual incentive formula to recognize and reward outstanding performance by both the overall Company and our divisions. Specifically, the BPP for the NEOs provides that funding is based on the achievement of enterprise EPS and FCF, and division-specific EBIT as shown in the following chart.

	Enterprise		Division
Corporate Participants	75% EPS	25% FCF	n/a
Division Participants*	50% EPS	25% FCF	25% DIV EBIT

* *For the one division participant, Mr. Drees, the 25% division EBIT metric is allocated as 25% Mercury Business Unit.*

Each NEO also participates in the Performance Share plan, which rewards performance based on the achievement of both CFROI and Operating Margin over a three-year period, subject to a potential modifier at the end of the performance period based on Brunswick's three-year TSR performance against the TSR of certain companies in the Global Industry Classification Standard (GICS) "Leisure Products" sub-industry.

The Compensation Committee believes that EPS, FCF and division EBIT are appropriate measures to use in our annual incentive plan. Earnings figures, specifically EPS, are widely tracked and reported by analysts and used as a measure to evaluate our performance. FCF is a metric that is important to shareholders and key to business operations and capital strategy. Division EBIT is important for Division NEOs as it provides a line of sight and accountability for business unit performance and contributes to overall earnings performance. Both CFROI and Operating Margin are appropriate within the long-term performance share plan to measure how effectively we manage our cash and business to create long-term sustainable performance for our shareholders.

Our grants of Performance Shares and RSUs inherently reward absolute TSR because the ultimate earned value of each share will depend on our TSR during the performance/vesting period. In addition, the number of Performance Shares actually earned will depend on our relative TSR performance against other leisure products companies. We use absolute and relative TSR metrics because they align the earned compensation amounts with our market performance and our shareholders' experience.

INDIVIDUAL PERFORMANCE

Individual performance affects base salary increases, annual incentives, and equity grant decision-making. As part of the compensation planning process, managers have the ability to adjust all elements of compensation based on the individual's attainment of annual goals and performance against critical competencies.

The Compensation Committee assesses the CEO's performance with input from all members of the Board of Directors. The CEO assesses performance of other NEOs with review by the Compensation Committee.

COMPENSATION ELEMENTS

We structure our compensation to reflect our business objectives and compensation philosophy. The particular elements that comprise our compensation programs for senior executives are summarized below along with an explanation of why we selected each compensation element, how the amount and formula is determined, and how decisions regarding that compensation element fit into our overall compensation objectives and programs.

BASE SALARY

Base salary is fixed compensation for our NEOs. It is designed to provide a minimum level of pay that reflects each executive's position and scope of responsibility, leadership skills, and individual performance, as demonstrated over time. When establishing an executive's base salary, we also target the median pay level within the market for positions with similar responsibilities and business size. A competitive base salary is critical to attracting and retaining the executives needed to lead the business.

We review salaries on an annual basis to ensure they are externally competitive, reflect individual performance, and are internally equitable in relation to other Brunswick executives. We make salary adjustments on a periodic basis in response to market practices and to provide merit increases. Additionally, the base salary component serves as the foundation of executives' total pay, as incentives and benefits are generally computed as a function of base salary, which allows us to link performance and pay. As illustrated by the following chart, the average merit increase, excluding promotional or market adjustments, of NEO salary from 2019 to 2021 was 3.0%.

	2019	2020	2021	Avg.
FOULKES	0.0%	5.0%	3.5%	2.8%
GWILLIM	6.7%	0.0%	4.0%	3.6%
DREES	0.0%	3.1%	4.0%	2.4%
PREISSER	0.0%	3.3%	4.1%	2.5%
DEKKER	4.4%	3.3%	4.0%	3.9%

Average Merit Increase: 3.0%

ANNUAL INCENTIVE PLAN

Our annual incentive plan, the BPP, is the primary compensation element used to reward accomplishments against established business goals within a given year.

We set the BPP target funding based on budgeted performance for the year, as approved by the Board of Directors. The BPP limits funding to no more than 200% of target funding, with the Compensation Committee approving enterprise and division plan metric amounts within a range from 0% to 200% based on its review of performance against pre-established targets. The threshold payout level for bonus awards is 25% of enterprise-wide performance achievement. Target funding is equal to salary paid in the year multiplied by the target BPP percentage for each participant. For 2021, the percentage of salary targets under the BPP for NEOs ranged from 75% to 125%.

We determine individual awards using: overall funding as approved by the Compensation Committee, the individual's pro-rata portion of approved funding as adjusted for individual performance, and other factors deemed to be relevant. For 2021, the Compensation Committee approved NEO payouts at approximately 188.6% of target opportunity. The performance measures required to support funding for all NEOs in 2021 were:

Performance Metric*	Threshold	Target	Maximum
EPS – ENTERPRISE	$5.20	$6.00–$6.20	$7.00
FCF – ENTERPRISE	$160M	$300M–$320M	$460M
MERCURY EBIT	$463M	$543M–$550M	$630M

* The performance measures required to support funding for all NEOs in 2021 included adjusted EPS and free cash flow, which were consistent with our external financial reporting, with additional adjustments for certain items, including acquisitions, restructuring, exit, and impairment charges, and other unusual items.

In 2021, our BPP incentive plan target employed a range of performance to reward target performance with a "flat-spot" approach for 100% payout with linear curves outside the flat spots. This flat-spot approach is consistent with the approach used for setting 2020 BPP goals and continues to allow us to address market uncertainty while rewarding continued exceptional operating performance.

Annual incentive targets are set at the beginning of the performance period based on the forecasted plan for the year. The FCF target level for 2021 was set below our actual FCF achievement for 2020, as 2020 performance represented a tremendously strong year for free cash flow, fueled by the COVID boom in consumer-discretionary spending in many sectors, from which we benefitted. 2020 saw a significant amount of cash generated from the liquidation of inventories. For 2021, free cash flow was expected to revert to more normal circumstances which was reflected in the target setting, particularly due to working capital utilization from rebuilding inventory levels to more normal levels. Further, we planned to continue increasing funding for capital expenditures to support our growing businesses.

The BPP plays an important role in our overall compensation structure, as it signals "what is important" and "what is expected" for the year from the standpoint of corporate, division, and/or individual results. Additionally, the BPP serves to focus executives on achieving current objectives, which are deemed necessary to attain long-term goals, and it establishes appropriate performance and annual incentives by rewarding divisions and individuals within those units for actual performance.

The BPP terms and conditions include a provision to provide a pro-rata payment for those who meet the Rule of 70 or Age 62 (rule defined under the "Rule of 70 or Age 62" section on page 45) and retire during the second half of the plan year, subject to Committee approval for NEOs. Providing a pro-rata bonus payment (distributed at the same time as active employee bonus awards) provides flexibility for the timing of retirements and enables the Company to effectively transition key successors.

The design of the 2022 BPP award is similar to that of 2021.

LONG-TERM INCENTIVES

We continually monitor the appropriateness of our long-term incentive plans, taking into consideration both competitive practice and what would drive the most appropriate behavior of the participants. To reinforce the use of performance-based compensation, certain senior executives, including the NEOs receive their long-term incentive opportunity as:



RESTRICTED STOCK UNITS 50%

PERFORMANCE SHARES 50%

Performance Shares

25% **Operating Margin**

75% **CFROI**

Relative TSR modifier +/- 20%

The use of Performance Shares and RSUs in our long-term incentive mix is designed to align our incentive program with competitive pay practices, reinforce pay for performance, and encourage retention due to the three-year cliff vesting schedule for RSUs.

We base the size of long-term incentive awards for NEOs on a fixed dollar target that is established every one to two years when competitive benchmark compensation information is updated. The market median for long-term incentives for each NEO's position determines a reference point for the dollar value of the total equity grant target and is consistent with targeting median pay for consistently solid Company and individual performance. We determine the actual share award amounts for each NEO using a Monte Carlo valuation for Performance Shares and the Company's stock price on the date of the grant for RSUs.

PERFORMANCE SHARES

In 2021, we granted all NEOs Performance Share awards. The 2021 Performance Shares are earned over a three-year performance period based on achievement of two financial metrics, with payout between 0% and 200% of the target opportunity. Seventy-five

percent of the award will be earned based on three-year annual average CFROI achievement, and 25% will be earned based on three-year annual average Operating Margin attainment. The level of performance required for target payout is based on three-year strategic plan targets. The Compensation Committee believes these targets are challenging yet reasonably attainable. The final payout at the end of the three-year period may be increased or decreased by an additional 20% based on Brunswick's three-year TSR performance against the TSR of certain companies in the GICS "Leisure Products" sub-industry. Performance in the bottom quartile against the GICS comparator group reduces the Performance Share award payout by 20%, and performance in the top quartile increases the Performance Share award payout by 20%, with a maximum payout of 200% of target. Performance between the 25th and 75th percentile of the GICS comparator group results in no modification of the award payout.

The GICS comparator group for the 2021 Performance Share award consists of the following companies:

2021 PERFORMANCE SHARE AWARD COMPARATOR GROUP		
Acushnet Holdings	JAKKS Pacific	Polaris
Ammo	Johnson Outdoors	Smith & Wesson Brands
BRP	Malibu Boats	Sturm Ruger & Co
Callaway Golf	Marine Products	
Clarus Corporation	MasterCraft Boat Holdings	Vinco Ventures
Escalade	Mattel	Vision Marine Technologies
Genius Brands International	Nautilus	Vista Outdoor
Hasbro	Peloton Interactive	YETI Holdings

Note: We determine the comparator group at the beginning of the award period and evaluate final performance at the end of the three-year period.

The design of the Performance Share award provides multiple benefits, including management focus on the success of key strategic initiatives and their impact on CFROI and Operating Margin metrics, as well as strengthening the alignment with long-term shareholder interests through use of the relative TSR modifier at the conclusion of the three-year performance period.

The design of the 2022 Performance Share award is similar to that of 2021 with the only change made to the Performance Share award comparator group. The comparator group for the 2022 Performance Share award will be the companies in the S&P 400 Consumer Discretionary Index at the time of grant. The modifier application to increase or decrease payouts by 20% is still consistent with prior design; only the measurement group itself is changing. The Compensation Committee believes that this is a more suitable comparison group for Brunswick as it is a broad, externally set index with companies in similar consumer industries.

COMPLETED 2019-2021 PERFORMANCE SHARE AWARD

NEOs earned the 2019 Performance Share award over a three year performance period which ended on December 31, 2021. The plan design of these awards is similar to that of the 2021 Performance Share award described above. The targets required to support funding for all NEOs for the 2019-2021 performance period were:

Performance Metric	Threshold	Target	Maximum
CFROI (75%)	14.0%	20.0%	26.0%
OPERATING MARGIN (25%)	8.0%	13.0%	18.0%

We set targets based on the forecast over a three-year plan period. The CFROI target was set lower than the 2018 plan primarily due to the acquisition of Power Products in 2018, which negatively impacted CFROI due to higher goodwill and intangible amortization, and also due to continued capital spending increases over the plan period to support capacity and new product investments at our various businesses.

Based on performance against these targets, the Compensation Committee approved an initial share determination of 179.5% of target opportunity. TSR performance against the established peer group for the performance period resulted in Company performance above the 75th percentile of the peer group and application of the +20% multiplier; however, the final award payout was capped at 200% per the terms of the plan.

RESTRICTED STOCK UNITS

In addition to Performance Shares, we grant RSUs to the NEOs. We believe that RSUs are an important component of our compensation structure because each award increases linkage to shareholder interests by rewarding stock price appreciation and tying wealth accumulation to performance. Additionally, RSUs help reinforce team performance, encourage senior executives to focus on long-term performance, and function as a retention incentive through the vesting period.

SHARE OWNERSHIP REQUIREMENTS

In order to ensure continual alignment with our shareholders, we maintain share ownership requirements for our officers. This share ownership policy calculates minimum required ownership levels as a multiple of each officer's base salary.

The current NEO share ownership requirements for our actively serving NEOs are as follows:

TIER I

MANAGEMENT LEVEL: Chief Executive Officer

NEO: Foulkes

OWNERSHIP REQUIREMENT: 5.0 Times Base Salary

TIER II

MANAGEMENT LEVEL: Chief Financial Officer and Designated Executive Officers

NEO: Gwillim, Drees, Preisser

OWNERSHIP REQUIREMENT: 3.0 Times Base Salary

TIER III

MANAGEMENT LEVEL: Other Executive Officers

NEO: Dekker

OWNERSHIP REQUIREMENT: 2.0 Times Base Salary

Officers who do not meet the ownership requirements must retain shares having a value equal to 50% of the after-tax profit from the Common Stock acquired under our equity plans (Retention Ratio). For purposes of calculating compliance with the requirements, "shares owned" include shares directly owned, shares owned by immediate family members residing in the same household, shares held in trust, share equivalents held in our tax-qualified defined contribution plans and deferred compensation plans, and RSUs. Outstanding Performance Shares do not count as "shares owned." For those officers approaching retirement, ownership requirements are reduced as follows: 80% of target for those age 63; 60% of target for those age 64; and 50% of target for those age 65 and older.

The Compensation Committee reviews compliance with these share ownership requirements on an annual basis effective as of December 31. All NEOs were in compliance with the stated requirements as of December 31, 2021. Please see the Narrative to Director Compensation Table on page 28 for information regarding share ownership guidelines for Directors.

CLAWBACKS

The Compensation Committee can require the repayment of all or a portion of previous BPP awards as it deems appropriate in the event of certain misconduct, including misconduct that causes a restatement of financial results. In addition, for those who have entered into Terms and Conditions of Employment with Brunswick, including each of the NEOs, the Compensation Committee has expanded the types of payments the Company can recover in the event of a violation of the restrictive covenants set forth in the Terms and Conditions of Employment to include any severance payments received by the executive and any gain realized as a result of the exercise or vesting of equity awards beginning 12 months prior to termination.

ANTI-HEDGING AND ANTI-PLEDGING POLICY

No Director, NEO, or other employee may engage in hedging or monetization transactions or similar arrangements with respect to Common Stock, including the purchase or sale of puts, calls, or options on Common Stock (other than options granted by Brunswick), or the use of any other derivative instruments to hedge or offset any decrease in the market value of the Common Stock. In addition, no Director, NEO, or other employee may pledge Common Stock as collateral.

POST-EMPLOYMENT COMPENSATION

Post-employment compensation elements that are not currently offered to salaried employees in general are summarized below.

Plan/Participant(s)	Description
BRUNSWICK RESTORATION PLAN All NEOs	The Restoration Plan is a non-qualified plan that provides a retirement benefit consistent with that of employees who are not affected by the IRS compensation and benefit limits. The Restoration Plan ensures that employees with covered compensation or retirement plan contributions above IRS qualified defined contribution plan limits receive the full amount of their intended retirement benefits. If an employee elects to participate in the Restoration Plan, 401(k) contributions and Brunswick's match on these contributions above the IRS limit are credited to this plan. In addition, Brunswick's retirement profit sharing contributions for eligible employees are automatically credited to their Restoration Plan accounts.
THE 2005 AUTOMATIC DEFERRED COMPENSATION PLAN Foulkes	The 2005 Automatic Deferred Compensation (ADC) Plan defers payment of certain compensation that would otherwise be non-tax-deductible to Brunswick by reason of Section 162(m) of the Internal Revenue Code until six months after employment ends. The 2005 Automatic Deferred Compensation Plan preserves our ability to take a tax deduction for senior executives' compensation. Senior executives are required to defer receipt of non-deductible compensation in excess of $1.5 million in order to limit non-deductible compensation under Section 162(m) of the Internal Revenue Code. For amounts deferred in cash, financial returns on automatic deferrals are based on either: (i) an interest rate equal to the greater of the prime rate at J.P. Morgan Chase plus two percentage points, or Brunswick's short-term borrowing rate; or (ii) securities selected by the participant. The two percentage point increment is used to recognize that the NEO defers the receipt of earned compensation until sometime in the future, typically upon retirement or other termination of employment. For amounts deferred in stock, the account is credited with the number of share units equal to the number of shares of Company stock as of the date on which the shares would otherwise have been paid. Due to the passage of the Tax Cuts and Jobs Act in December 2017, Section 162(m) was amended to eliminate the previously available exemptions from the tax deduction limit, including the exemptions for (1) qualified performance-based compensation and (2) compensation paid after the executive's termination of employment. As a result, the reasons for maintaining the ADC Plan no longer exist (other than for equity awards that were granted prior to November 2, 2017). For this reason, the plan was amended to cease deferrals of compensation earned on or after January 1, 2018, except for incentive awards that were outstanding prior to such date. All grandfathered incentive awards are no longer outstanding and therefore, there will be no future deferrals into the ADC Plan.



BRUNSWICK

PERQUISITES AND OTHER BENEFITS

We extend certain benefits to NEOs that we do not offer to salaried employees in general. These programs help NEOs enhance their understanding of our products, protect their physical health, and maximize their productivity.

Perquisites/Benefits	Description
EXECUTIVE PRODUCT PROGRAM All NEOs	The product program is designed to encourage the use of Brunswick products to enhance understanding and appreciation of our businesses and identify product and business development opportunities. The program provides a product allowance equal to $35,000 for all participants. We do not reimburse the participant for the tax liability associated with the program. The allowance may be applied toward the purchase of Brunswick products at the discounted rates established pursuant to the Brunswick Employee Purchase Program, which is available to all Brunswick employees, as well as any freight costs, parts and accessories, service fees, and other expenses related to the ownership of the Brunswick products purchased.
EXECUTIVE PHYSICAL PROGRAM All NEOs	We provide a physical examination program to senior executives that is intended to protect the health of such executives and our investment in our leadership team. The Compensation Committee requires senior executives to have an annual physical examination and, as part of this program, they have immediate access to healthcare providers.
PERSONAL AIRCRAFT USE Foulkes, Preisser	The CEO may use the Company aircraft for personal use on a limited basis. This benefit allows for the effective use of the CEO's limited personal time. Other NEOs may occasionally use the Company aircraft for personal use with prior approval from the CEO. Ms. Preisser is the only other NEO to make limited personal use of the Company aircraft in 2021.

TERMS AND CONDITIONS OF EMPLOYMENT

All NEOs are parties to agreements setting forth their terms and conditions of employment (Agreements). The Agreements memorialize the "at will" nature of the employment relationship, and describe each executive's duties, compensation, benefits, and perquisites. Additionally, the Agreements consolidate the restrictive covenants that exist during and after employment (e.g., non-competition, confidentiality, non-solicitation). Finally, the Agreements establish and limit the compensation and benefits to which an executive is entitled in the event of termination.

We believe that offering Agreements to our executives helps to ensure the retention of executive experience, skills, knowledge, and background for the benefit of the Company, and the efficient achievement of our long-term goals and strategy. Additionally, the Agreements reinforce and encourage the executives' continued attention and dedication to duties without the distraction arising from the possibility of a Change in Control. The Agreements do not provide excise tax gross-ups.




DETERMINING EXECUTIVE COMPENSATION

Decisions with respect to specific BPP awards, equity awards, and base salary increases for the current year are normally made at the first Compensation Committee and Board meeting of each year. At this meeting, the Compensation Committee and the Board of Directors also make decisions with respect to the prior year's performance and BPP funding. Base salary increases are generally effective as of the first full pay period in April.

The Compensation Committee reviews and approves equity grant terms and conditions and grant size for NEOs and other senior executives at its first meeting of the year, which is generally held following our public disclosure of our financial results for the prior year.

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed this Compensation Discussion and Analysis with management.

Based on that review and discussion, the Compensation Committee recommended to the Board of Directors of Brunswick Corporation that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and the Company's Proxy Statement to be filed in conjunction with the Company's 2022 Annual Meeting.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

    

DAVID C. EVERITT (C)   NANCY E. COOPER   LAUREN P. FLAHERTY   J. STEVEN WHISLER   ROGER J. WOOD

2021 SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation earned by each of our NEOs for the years ended December 31, 2021 and to the extent required by the SEC's executive compensation disclosure rules, 2020, and 2019.

Year	Salary[1]	Bonus	Stock Awards[2]	Non-Equity Incentive Plan Compensation[3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation[4]	Total
DAVID M. FOULKES, Chief Executive Officer							
2021	$1,077,038	–	$5,761,310	$2,539,000	–	$260,058	$9,637,406
2020	$1,021,154	–	$5,000,158	$1,596,000	–	$203,551	$7,820,863
2019	$997,981	–	$3,999,847	$676,000	–	$166,947	$5,840,775
RYAN M. GWILLIM[5]**,** Executive Vice President and Chief Financial Officer							
2021	$536,539	–	$999,989	$758,900	–	$78,949	$2,374,377
2020	$417,885	–	$570,723	$355,800	–	$63,505	$1,407,913
CHRISTOPHER D. DREES, Executive Vice President and President, Mercury Marine							
2021	$514,615	–	$899,807	$727,900	–	$95,801	$2,238,123
2020	$491,346	–	$800,240	$528,400	–	$83,679	$1,903,665
2019	$425,423	–	$689,853	$200,000	–	$94,101	$1,409,377
BRENNA D. PREISSER[5]**,** Executive Vice President, Strategy and President, Business Acceleration							
2021	$499,615	–	$799,624	$706,700	–	$123,906	$2,129,845
2020	$442,231	–	$800,240	$414,600	–	$107,796	$1,764,867
CHRISTOPHER F. DEKKER[6]**,** Executive Vice President, General Counsel, Secretary and Chief Compliance Officer							
2021	$499,750	–	$799,624	$706,900	–	$121,239	$2,127,513
2020	$476,558	–	$699,873	$446,800	–	$117,255	$1,740,486
2019	$464,616	–	$700,108	$189,000	–	$79,488	$1,433,212





(1) The amounts shown in this column constitute actual base salary paid. Annual salaries as of December 31, 2021 were:

FOULKES	GWILLIM	DREES	PREISSER	DEKKER
$1,087,000	$550,000	$520,000	$505,000	$505,000

(2) The amounts shown in this column constitute the aggregate grant date fair value of Restricted Stock Units and Performance Shares granted under the Brunswick Corporation 2014 Stock Incentive Plan during the applicable year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 – Compensation – Stock Compensation (FASB ASC Topic 718). For assumptions used in the valuation of such awards, see Note 18 to the financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021. The amounts reported with respect to Performance Shares are based on the probable outcome of the performance conditions as of the grant date, which is estimated at target. Had the achievement of the highest level of performance been assumed, the aggregate grant date fair value of the 2021 Performance Shares would be as follows: Mr. Foulkes $5,760,720; Mr. Gwillim $1,000,354; Mr. Drees $899,770; Ms. Preisser $799,186; and Mr. Dekker $799,186.

(3) The amounts shown in this column constitute payments made under the annual Brunswick Performance Plan (BPP).

(4) The amounts shown in the All Other Compensation column include the following for fiscal year 2021:

Name	Defined Contribution Plan (Qualified)[a]	Defined Contribution Plan (Non-Qualified)[a]	Product Program[b]	Personal Use of Company Aircraft[c]	Executive Physical[d]	Total
FOULKES	$24,956	$186,079	$5,158	$36,667	$7,198	$260,058
GWILLIM	$28,243	$37,984	$6,039	–	$6,683	$78,949
DREES	$32,352	$54,501	$2,241	–	$6,707	$95,801
PREISSER	$28,355	$45,330	$35,000	$7,061	$8,160	$123,906
DEKKER	$23,619	$55,124	$35,000	–	$7,496	$121,239

(a) Defined Plan Contributions (Qualified and Non-Qualified): Amounts contributed to the retirement contribution plan include Company match and a Retirement Profit Sharing Contribution of four percent and six percent, respectively, on qualified plan limit earnings.

(b) Product Program: Represents the utilized allowance of the Executive Product Program. For further details, please see page 40.

(c) Personal Use of Company Aircraft: Mr. Foulkes and Ms. Preisser utilized the Company aircraft for personal use on a limited basis in 2021. This incremental cost to the Company for use of the corporate aircraft is based on the variable operational costs of all flights, including fuel, maintenance, flight crew travel expense, catering, communications, and fees, including flight planning, ground handling, and landing permits. Occasionally, a spouse or other guests may accompany officers on the Company aircraft when the aircraft is already scheduled for use and can accommodate additional passengers. In those cases, there is no aggregate incremental cost to the Company and, as a result, no additional amount is reflected in the 2021 Summary Compensation Table for such use.

(d) Executive Physical: Represents the amount paid by Brunswick for the physical examination program available to our senior executives. For further details, please see page 40.

(5) Mr. Gwillim and Ms. Preisser were not NEOs in 2019. Therefore, this table does not provide 2019 data for them.

(6) Mr. Dekker was not a NEO in 2020. However, he was an NEO for 2019 and therefore, 2020 compensation was included for him per disclosure rules.




2021 GRANTS OF PLAN-BASED AWARDS

Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	Grant Date Fair Value of Stock and Options Awards[4]
	Threshold	Target	Maximum	Threshold	Target	Maximum		
DAVID M. FOULKES, Chief Executive Officer								
–	$336,575	$1,346,298	$2,692,596	–	–	–	–	–
2/11/21	–	–	–	0	31,500	63,000	–	$2,880,360
2/11/21	–	–	–	–	–	–	31,760	$2,880,950
RYAN M. GWILLIM, Executive Vice President and Chief Financial Officer								
–	$100,601	$402,404	$804,808	–	–	–	–	–
2/11/21	–	–	–	0	5,470	10,940	–	$500,177
2/11/21	–	–	–	–	–	–	5,510	$499,812
CHRISTOPHER D. DREES, Executive Vice President and President, Mercury Marine								
–	$96,490	$385,962	$771,923	–	–	–	–	–
2/11/21	–	–	–	0	4,920	9,840	–	$449,885
2/11/21	–	–	–	–	–	–	4,960	$449,922
BRENNA D. PREISSER, Executive Vice President, Strategy and President, Business Acceleration								
–	$93,678	$374,712	$749,423	–	–	–	–	–
2/11/21	–	–	–	0	4,370	8,740	–	$399,593
2/11/21	–	–	–	–	–	–	4,410	$400,031
CHRISTOPHER F. DEKKER, Executive Vice President, General Counsel, Secretary and Chief Compliance Officer								
–	$93,703	$374,813	$749,625	–	–	–	–	–
2/11/21	–	–	–	0	4,370	8,740	–	$399,593
2/11/21	–	–	–	–	–	–	4,410	$400,031

(1) Consists of threshold, target, and maximum payouts under the 2021 BPP.

(2) Consists of Performance Shares awarded under the Brunswick Corporation 2014 Stock Incentive Plan. Performance Shares vest and convert to a number of shares of Brunswick Common Stock at the end of the three-year performance period determined based on the final plan performance, generally subject to the NEO's continued employment through the end of the performance period.

(3) Consists of RSUs awarded under the Brunswick Corporation 2014 Stock Incentive Plan. Awards fully vest on the third anniversary of the grant date, generally subject to the NEO's continued employment through the vesting date.

(4) The amounts shown in this column constitute the aggregate grant date fair value of equity awards granted under the Brunswick Corporation 2014 Stock Incentive Plan during 2021, computed in accordance with FASB ASC Topic 718. For assumptions used in the valuation of such awards, see Note 18 to the financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

EQUITY COMPENSATION PLAN INFORMATION AND AWARDS

Brunswick granted Performance Shares and RSUs to all NEOs in 2021 pursuant to the Brunswick Corporation 2014 Stock Incentive Plan. Performance Shares are generally granted annually and, if earned, typically vest 100% at the end of a three-year performance period. Brunswick generally grants RSUs annually and they typically vest 100% on the third anniversary of the grant date. The terms of the awards reflect the use of the "Rule of 70 or Age 62" (as described below), along with the inclusion of an additional provision that would pro-rate the grant in the event of termination before December 31 in the year the grant is awarded, provided the participant had met the appropriate retirement definition in the terms and conditions of the award. Providing for a "prorated" grant serves to keep the decision about retirement timing independent of the vesting schedule of equity-based compensation. Of the NEOs, Messrs. Foulkes and Drees meet the Rule of 70 or Age 62 provision.

Please see the "Potential Payments Upon Termination or Change in Control" section on page 50 for a description of the treatment of equity awards following a qualifying termination of employment or a Change in Control.

AWARD TREATMENT UPON TERMINATION

The terms and conditions of RSUs and Performance Shares generally provide for forfeiture of the award if an executive terminates employment before the end of the vesting period, except if: the executive meets the Rule of 70 or Age 62, which is defined as either: (i) the sum of the individual's age plus years of service is equal to or greater than 70 or (ii) the individual is age 62 or above with at least three years of consecutive service from latest hire date (the tenure requirement was new for 2020); or if the executive is involuntarily terminated (not due to Cause) and does not meet the Rule of 70 or Age 62. Details on award treatment is described in the following section.

RULE OF 70 OR AGE 62

Once an executive meets the Rule of 70 or Age 62, if employment is terminated (other than for cause or due to death or permanent disability), the applicable awards are treated as follows:

- Performance Shares: If termination occurs on or after December 31 of the year the grant is awarded, the grantee will receive the entire award at the end of the performance period, calculated as if the grantee had remained employed throughout the entire performance period and based on actual performance. If termination occurs before December 31 in the year the grant is awarded, the grantee will receive a pro-rata portion of the earned award at the end of the performance period based on actual performance.

- RSUs: If termination occurs on or after December 31 of the year the grant is awarded, the entire award will be distributed three years from grant date. If termination occurs before December 31 in the year the grant is awarded, a pro-rata portion of the award will be distributed three years from grant date.

INVOLUNTARY SEPARATION (not due to Cause)

The equity award terms and conditions provide for pro-rata vesting of outstanding equity awards earned by individuals who were involuntarily terminated (not due to Cause) by the organization and do not meet the retirement provision of Rule of 70 or Age 62. The pro-rata vesting calculation is based on the earned amount of the award determined by the length of service from the date of grant to separation date over the length of the three-year performance period and would be released at the normal release date (at the same time as active employees). This applies to both RSUs and Performance Share awards, with the earned Performance Share award released based on actual plan performance. We believe this is a fair and consistent way to treat individuals who may be separated as a result of an organization restructuring and is aligned with broader competitive practice.

Please see the "2021 Grants of Plan-Based Awards" section of this Proxy Statement for a detailed description of awards granted to the NEOs during 2021.




2021 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The table provides information regarding each NEO's outstanding equity awards as of December 31, 2021. The equity awards in this table consist of Restricted Stock Units and Performance Shares.

Grant Date	Stock Awards[1]			
	Number of Shares or Units of Stock Held That Have Not Vested[2]	Market Value of Shares or Units of Stock Held That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3][4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
DAVID M. FOULKES, Chief Executive Officer				
2/13/19	42,726	$4,303,748	–	–
2/13/20	39,807	$4,009,786	68,808	$6,931,030
2/11/21	32,170	$3,240,463	31,500	$3,172,995
RYAN M. GWILLIM, Executive Vice President and Chief Financial Officer				
2/13/19	2,137	$215,293	–	–
6/3/19	935	$94,162	–	–
2/13/20	2,391	$240,816	4,136	$416,599
6/17/20	2,265	$228,153	3,953	$398,166
2/11/21	5,581	$562,184	5,470	$550,993
CHRISTOPHER D. DREES, Executive Vice President and President, Mercury Marine				
2/13/19	3,740	$376,763	–	–
4/4/19	3,433	$345,831	–	–
2/13/20	6,368	$641,483	11,017	$1,109,702
2/11/21	5,024	$506,067	4,920	$495,592
BRENNA D. PREISSER, Executive Vice President, Strategy and President, Business Acceleration				
2/13/19	7,481	$753,525	–	–
2/13/20	6,368	$641,483	11,017	$1,109,702
2/11/21	4,467	$449,951	4,370	$440,190
CHRISTOPHER F. DEKKER, Executive Vice President, General Counsel, Secretary and Chief Compliance Officer				
2/13/19	7,481	$753,525	–	–
2/13/20	5,575	$561,557	9,626	$969,607
2/11/21	4,467	$449,951	4,370	$440,190

(1) The market value of shares or units of stock that have not vested reflects a stock price of $100.73, the Company's closing stock price on December 31, 2021.

(2) RSU grants vest 100% on the third anniversary of the date of grant. Amounts include reinvested dividends.

(3) 2020 Performance Share awards are subject to a three-year performance period and may be subject to additional modification of +/- 20% based on TSR performance against the established peer group, as described in the Compensation Discussion & Analysis. The number of shares listed are based on performance through December 31, 2021.

(4) 2021 Performance Share awards are subject to a three-year performance period and may be subject to additional modification of +/- 20% based on TSR performance against the established peer group, as described in the Compensation Discussion & Analysis. The number of shares listed are based on target performance.

2021 STOCK VESTED

Name	Stock Awards[1][2][3][4][5][6]	
	Number of Shares Acquired on Vesting	Value Realized on Vesting
DAVID M. FOULKES	87,329	$8,356,360
RYAN M. GWILLIM	6,866	$652,886
CHRISTOPHER D. DREES	15,158	$1,448,166
BRENNA D. PREISSER	18,952	$1,796,634
CHRISTOPHER F. DEKKER	19,393	$1,836,964

(1) Includes the following number of vested RSUs awarded on February 14, 2018, which vested on February 14, 2021, using a market price of $91.62 per share:

	FOULKES	GWILLIM	DREES	PREISSER	DEKKER
SHARES	5,293	1,279	1,415	4,852	5,293
VALUE	$484,915	$117,148	$129,631	$444,585	$484,915

(2) Includes the following number of vested PSUs awarded on February 13, 2019 that had their performance period end on December 31, 2021. These shares were released on February 17, 2022, using a market price of $95.89:

	FOULKES	GWILLIM	DREES	PREISSER	DEKKER
SHARES	80,580	4,020	6,408	14,100	14,100
VALUE	$7,726,816	$385,478	$614,463	$1,352,049	$1,352,049

(3) Includes the following number of vested RSUs awarded on May 21, 2018, which vested on May 21, 2021, using a market price of $99.34 per share:

	FOULKES	GWILLIM	DREES	PREISSER	DEKKER
SHARES	1,456	–	–	–	–
VALUE	$144,629	–	–	–	–

(4) Includes the following number of vested RSUs awarded on June 11, 2018, which vested on June 11, 2021, using a market price of $96.68 per share:

	FOULKES	GWILLIM	DREES	PREISSER	DEKKER
SHARES	–	–	836	–	–
VALUE	–	–	$80,787	–	–

(5) Includes the following number of vested PSUs awarded on April 4, 2019 that had their performance period end on December 31, 2021. These shares were released on February 17, 2022, using a market price of $95.89:

	FOULKES	GWILLIM	DREES	PREISSER	DEKKER
SHARES	–	–	6,500	–	–
VALUE	–	–	$623,285	–	–

(6) Includes the following number of vested PSUs awarded on June 3, 2019 that had their performance period end on December 31, 2021. These shares were released on February 17, 2022, using a market price of $95.89:

	FOULKES	GWILLIM	DREES	PREISSER	DEKKER
SHARES	–	1,567	–	–	–
VALUE	–	$150,260	–	–	–

2021 NON-QUALIFIED DEFERRED COMPENSATION

RESTORATION PLAN

Name	Executive Contributions in Last FY[1]	Company Contributions in Last FY[2]	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE[3]
DAVID M. FOULKES	$354,725	$186,079	$336,608	–	$2,397,709
RYAN M. GWILLIM	$42,964	$37,984	$19,900	–	$186,211
CHRISTOPHER D. DREES	$45,181	$54,501	$372,736	–	$1,857,286
BRENNA D. PREISSER	$44,495	$45,330	$59,274	–	$536,886
CHRISTOPHER F. DEKKER	$113,017	$55,124	$192,807	–	$1,488,027

2005 AUTOMATIC DEFERRED COMPENSATION PLAN

Name	Executive Contributions in Last FY	Company Contributions in Last FY	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
DAVID M. FOULKES	–	–	$165,699	–	$655,541
RYAN M. GWILLIM	–	–	–	–	–
CHRISTOPHER D. DREES	–	–	–	–	–
BRENNA D. PREISSER	–	–	–	–	–
CHRISTOPHER F. DEKKER	–	–	–	–	–

(1) 100% of the amount for each NEO in this column represents deferrals of salary and BPP and is reported in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table.

(2) 100% of the amount for each NEO in this column is reported in the "All Other Compensation" column of the Summary Compensation Table.

(3) The following amounts were previously reported as compensation to the NEOs in past Summary Compensation Tables. These amounts consist of Executive and Company Contributions and above-market interest as follows:

FOULKES	GWILLIM	DREES	PREISSER	DEKKER
$880,501	$29,854	$343,509	$65,937	$122,060

BRUNSWICK

NARRATIVE TO NON-QUALIFIED DEFERRED COMPENSATION TABLES

The Non-Qualified Deferred Compensation tables show amounts deferred in 2021 under the Restoration Plan (non-qualified plan to provide for contributions in excess of IRS limits), and the 2005 Automatic Deferred Compensation Plan and includes previous deferrals.

Under the Restoration Plan, participants may defer up to 40% of their base salary and BPP awards. These deferrals are credited with earnings and losses based on the rate of return of mutual funds selected by the participant. The investment options and Company matching formula mirror those of the qualified 401(k) plan, which the participant manages in the same manner. Brunswick contributes to this plan according to the following formula:

- One dollar for every dollar contributed by the employee, up to 3% of annual pay, and 50 cents for every dollar on the next 2%, plus an annual retirement profit sharing contribution of up to 9% based on Company performance. Distributions under the Restoration Plan will be made on the last business day of the month after the six- month anniversary from the participant's date of termination.

Under the 2005 Automatic Deferred Compensation Plan, participants are required to defer certain compensation in excess of $1.5 million to protect the tax deductibility to the Company of such compensation under Section 162(m) of the Internal Revenue Code. For cash balances, deferred cash equivalent balances are credited with: (i) an interest rate equal to the greater of the prime rate at JP Morgan Chase plus two percent, or Brunswick's short-term borrowing rate; or (ii) returns on securities selected by the executive. For amounts deferred in stock, the account is credited with the number of share units equal to the number of shares of Company stock as of the date on which the shares would otherwise have been paid. Distributions of deferrals are made as soon as administratively practicable after the six-month anniversary of the participant's date of termination.

As discussed on page 39, this plan has been amended to cease deferrals of compensation earned on or after January 1, 2018, except for incentive awards that were outstanding prior to November 2, 2017. All grandfathered incentive awards are no longer outstanding and therefore, there will be no future deferrals into the ADC Plan.





POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Brunswick has entered into severance and Change in Control agreements which are incorporated in the Terms and Conditions of Employment (Agreements) with each currently serving NEO.

Below is a discussion of the benefits that our NEOs who were actively employed with the Company on December 31, 2021 would have received upon a Change in Control or termination of employment under various circumstances on such date.

TERMS AND CONDITIONS OF EMPLOYMENT

Each Agreement confirms that employment is at-will and outlines each NEO's roles and responsibilities and compensation, benefits, and eligibility for certain perquisites provided in exchange for their services. The Agreements also contain provisions regarding termination of employment and reflect a "double-trigger" Change in Control severance and equity provision (effective upon termination of employment by the Company following a Change in Control of the Company) for all NEOs, including the CEO.

CHANGE IN CONTROL AND SEVERANCE

Each NEO is entitled to certain severance benefits in the event of a Change in Control (as defined below), if Brunswick terminates his or her employment for reasons other than for Cause (as defined below) or disability or if the executive terminates for Good Reason (as defined below):

- Qualifying termination within 24 months following a Change in Control:
  - Severance payment of three times for Mr. Foulkes, and two times for the other NEOs the sum of: (i) annual salary; (ii) the larger of targeted annual award under BPP for the year of termination or the year in which the Change in Control occurs; and (iii) the Company's 401(k) match, retirement profit sharing contribution, and other Company contributions made on his or her behalf to the Company's tax-qualified and non-qualified defined contribution plans during the 12-month period prior to the date of termination
  - All equity awards held by the executive will become fully vested and, if applicable, immediately exercisable and will remain outstanding pursuant to their terms
  - Other benefits (including the continuation of medical, dental, vision, and prescription coverage) for up to the length of the severance period
- Qualifying termination other than following a Change in Control:
  - Severance payment equal to two times for Mr. Foulkes and one-and-one-half times for the other NEOs the sum of: (i) annual salary; and (ii) the Company's 401(k) match, retirement profit sharing contribution, and other Company contributions made on his or her behalf to the Company's tax-qualified and non-qualified defined contribution plans during the 12-month period prior to the date of termination. The CEO is guaranteed an annual BPP award equal to two times target for the year of termination, and any other NEO's award under the BPP can be made at the CEO's discretion

- Other benefits (including the continuation of medical, dental, vision, and prescription coverage) for up to 24 months for the CEO and up to 18 months for other NEOs
- All equity awards held by the executive vest according to the terms and conditions of the underlying plans

In addition to the payments described above, in each scenario, the NEO would be entitled to receive any annual BPP award earned for the preceding year that had not yet been paid at the time of termination as well as outplacement services.

All executives at Brunswick who have an Agreement, including each NEO, are not entitled to indemnification or any "gross-up" of taxes imposed by Section 4999 of the Internal Revenue Code on "excess parachute payments" (as defined in Section 280G of the Internal Revenue Code). Instead, such executives will either be required to pay the excise tax or have their payments reduced if it would be more favorable to them on an after-tax basis.

Brunswick may terminate the Agreements upon six months' notice, except that after a Change in Control, Brunswick may not terminate the Agreements until the second anniversary of the Change in Control.

The Agreements contain non-competition and non-solicitation restrictive covenants effective during the two-year period following termination of employment for the CEO, and for 18 months following termination for all other NEOs, and non-disclosure and non-disparagement restrictive covenants effective at all times. Upon termination following a Change in Control, the non-competition and non-solicitation restrictive covenants are not applicable. In the event of a violation of the restrictive covenants, we may recover any severance payments received by the executive and any gain realized as a result of the exercise or vesting of equity awards beginning 12 months prior to termination and ending on the date that the Company makes full recovery of such payments.

The terms of the Agreements require the NEOs to execute a general release. Severance benefits are not available for those individuals terminating due to retirement, death, long-term disability, or for Cause.

Termination for "Cause" means the NEO's:

- Conviction of a crime, including by a plea of guilty or nolo contendere, involving theft, fraud, perjury, or moral turpitude
- Intentional or grossly negligent disclosure of confidential or trade secret information of the Company or a related company to anyone not entitled to such information
- Willful omission or dereliction of any statutory or common law duty of loyalty to the Company or a related company

- Willful and material violation of the Company's Code of Conduct or any other written Company policy
- Repeated failure to carry out the material components of the executive's duties despite specific written notice to do so by the CEO (or in the case of the CEO, the Board) other than any such failure as a result of incapacity due to physical or mental illness

"Good Reason" means the Company taking any of the following actions or omissions without the NEO's express written consent:

- Material breach of provisions of the Agreement
- Failure to provide benefits generally provided to similarly situated senior executives
- Reduction in authority or responsibility
- Reduction in compensation not applicable to similarly situated senior executives
- Relocation beyond a reasonable commuting distance
- Following a Change in Control, failure to obtain a satisfactory agreement from any successor to assume and agree to abide by employment agreement terms

The Good Reason provision protects executives from being effectively demoted or having their pay reduced in an effort to force them to quit.

"Change in Control" means: (i) the acquisition of 25% or more of the outstanding voting stock of Brunswick by any person other than an employee benefit plan of Brunswick; (ii) the failure of the incumbent Board of Directors to constitute a majority of Brunswick's Board, excluding new directors who (a) are approved by a vote of at least 50% of the members of the incumbent Board and (b) did not join the Board following a contested election of directors; (iii) a merger of Brunswick with another corporation, other than a merger in which Brunswick's shareholders receive at least 60% of the voting stock outstanding after the merger or a merger effected to implement a recapitalization of Brunswick in which no person acquires more than 25% of Brunswick's voting stock and the Board is comprised of a majority incumbent directors; or (iv) a complete liquidation or dissolution of Brunswick.

PAYMENT OBLIGATIONS UNDER TERMINATION SCENARIOS

The following tables show our estimated payment obligations resulting from involuntary termination, other than for death, disability, or cause, before and after a Change in Control, using December 31, 2021 as the hypothetical termination date.

ABSENT CHANGE IN CONTROL

Name	Severance[1]	Welfare Benefits[2]	Total	BPP[3]
DAVID M. FOULKES	$5,313,570	$59,440	$5,373,010	$0
RYAN M. GWILLIM	$924,341	$58,713	$983,054	$412,500
CHRISTOPHER D. DREES	$910,281	$58,193	$968,474	$390,000
BRENNA D. PREISSER	$868,028	$58,713	$926,741	$378,750
CHRISTOPHER F. DEKKER	$875,615	$58,713	$934,328	$378,750

FOLLOWING CHANGE IN CONTROL

Name	Severance[4]	Welfare Benefits[2]	Long-Term Incentives[5]	Total
DAVID M. FOULKES	$7,970,355	$80,410	$11,066,114	$19,116,879
RYAN M. GWILLIM	$2,057,454	$72,450	$1,512,971	$3,642,875
CHRISTOPHER D. DREES	$1,993,708	$71,758	$1,796,627	$3,862,093
BRENNA D. PREISSER	$1,914,870	$72,450	$1,967,163	$3,954,483
CHRISTOPHER F. DEKKER	$1,448,420	$72,450	$1,879,860	$3,400,730

(1) Amounts in this column represent severance payments equal to two times the sum of salary, BPP, and defined contribution plan contributions for Mr. Foulkes and one and one-half times the salary and defined contribution plan contributions for the other NEOs.

(2) Amounts in this column represent the estimated present value of Company-provided outplacement services and continuation of benefits provided during the severance period, based on current COBRA rates.

(3) Amounts in this column represent target payment of BPP. Per footnote 1, the severance column includes the BPP for Mr. Foulkes as it is guaranteed per his agreement. For NEOs other than Mr. Foulkes, payment of the BPP upon a termination preceding a Change in Control is at the discretion of the CEO.

(4) Amounts in this column represent severance payments equal to three times for Mr. Foulkes and two times for the other NEOs, the sum of the NEO's salary, target BPP, and defined contribution plan contributions. Payments are reduced, where appropriate, in order to avoid excise taxes under Section 280G of the Internal Revenue Code so as to place the NEO in a "best after tax" situation.

(5) Amounts in this column reflect the long-term incentive awards for which vesting would be accelerated following termination upon a Change in Control in accordance with the terms and conditions of the awards.

CEO PAY RATIO DISCLOSURE

For 2021, the ratio of the CEO's total compensation, as reported in the "Total" column of the 2021 Summary Compensation Table ($9,637,406), to the median worker's total compensation ($51,391) is 188:1. The ratio is a reasonable estimate, calculated in a manner consistent with applicable SEC rules.

2021 MEDIAN EMPLOYEE REVIEW

We evaluated our workforce as of October 1, 2021 and determined that there were no changes to our employee composition or compensation arrangements that would warrant a re-calculation of the median employee or would significantly affect our pay ratio calculation. We re-calculated the median employee in Fall 2019 due to the changes in our employee composition during 2019 (due to the Life Fitness sale, integration of Power Products, and organizational restructuring). Therefore, we are using the same median employee that was identified for the 2020 and 2021 Proxy Statements utilizing the methodology described below. We calculated the 2021 compensation details for the same median employee utilizing the methodology that is used for NEOs as set forth in the Summary Compensation Table to determine the pay ratio. We will identify a new median employee later this year for the 2023 Proxy Statement.

MEDIAN EMPLOYEE DETERMINATION

As indicated above, for the 2021 calculation, we are using the same median employee that we used for 2019 and 2020. To determine the median employee in 2019, we completed the data gathering and analysis for our global employee population. We used a measurement date of October 1, 2019, and a total compensation definition consisting of actual base pay earnings, overtime earnings, and annual incentives paid to all employees from the beginning of 2019 through the measurement date. We annualized pay for those who started work or were on an unpaid leave of absence during 2019. We gathered data for our entire global workforce to identify the median employee, except for the 300 employees who were previously employed by Freedom Boat Club, which we acquired in May 2019.

BRUNSWICK TOTAL REWARDS PHILOSOPHY OVERVIEW

As part of Brunswick's total rewards philosophy, we strive to attract and retain our workforce with market competitive compensation and benefits which will motivate performance and provide alignment with the Brunswick strategic goals for the organization. We work to be an employer of choice and provide a differentiated and fulfilling employment experience to each of our more than 18,000 talented employees located in 28 countries, of which 66% are hourly, manufacturing, and distribution employees. Part of that strategy is to provide a compensation package that is determined based on the individual's role within the organization. We set pay levels based on the respective labor markets where our various employee segments operate to ensure that we can attract and retain the best talent for each role within the organization. We believe that our current talent and workforce compensation strategy meets the needs of the business, shareholders, and employees.



PROPOSAL 2

ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

What am I voting on?
Shareholders are being asked to approve the compensation of our NEOs on an advisory basis.

Voting Recommendation: Your Board of Directors recommends a vote FOR the approval of compensation of our Named Executive Officers.



Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, the Board of Directors seeks your advisory vote to approve our compensation programs for our Named Executive Officers (commonly referred to as a "say-on-pay vote"). We encourage shareholders to review the Compensation Discussion and Analysis on pages 30-52 of this Proxy Statement. We ask that you approve the compensation of our NEOs as disclosed in the Compensation Discussion and Analysis and the accompanying tables contained in this Proxy Statement. Because this vote is advisory in nature, it will not be binding on the Board of Directors, the Compensation Committee, or the Company; however, the Board and the Compensation Committee will closely review the voting results and carefully consider the outcome of the vote when making future decisions regarding executive compensation.

Consistent with the direction of our shareholders at our 2017 annual meeting, the say-on-pay vote will continue to be held on an annual basis. At our 2021 annual meeting, we received overwhelming shareholder approval on the "say on pay" proposal (94.2% of votes were cast for the proposal). We were pleased with this significant vote of confidence in our pay practices and made no direct changes to our compensation programs as a result of this vote.

We have a long-standing tradition of delivering financial results for our shareholders and our customers and aligning pay with those results. We believe we are a market leader in the marine industry, with business locations in many countries. Our executive team continues to successfully execute its growth plan, generating strong free cash flow and demonstrating outstanding operating leverage.

We have designed our executive compensation programs to drive strong financial results and to attract, reward, and retain a highly experienced, successful senior management team to achieve our corporate objectives and increase shareholder value. We believe our programs are structured in the best manner possible to support our Company and our business objectives

and we believe that they strike an appropriate balance between implementing responsible, measured pay practices and providing effective incentives designed to encourage our executives to perform at their best. This balance is illustrated by the following factors, which we urge you to consider:

- A significant part of our executive compensation is structured as performance-based incentives. Our compensation programs are substantially linked to our key business objectives, so that if the value we deliver to our shareholders declines, so does the compensation we deliver to our executives.

- We have multiple-year award and payout cycles which serve as a retention tool and mitigate risk associated with short-term focus.

- We respond to economic conditions appropriately, such as reducing and/or limiting bonuses of the NEOs in years when performance is not strong.

- We monitor the executive compensation programs and pay levels of companies of similar size and industry to ensure that our compensation programs are comparable to, and competitive with, our peer group and general market practices.

- The Board, the Compensation Committee, our Board Chair, Chief Executive Officer, and our Executive Vice President and Chief Human Resources Officer engage in a rigorous talent review process annually to address succession planning and executive development for our Chief Executive Officer and other key executives.



Accordingly, we ask our shareholders to vote "FOR" the following resolution:



"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure in this Proxy Statement."

EQUITY COMPENSATION PLAN

The following table provides information as of December 31, 2021, regarding Common Stock that may be issued under equity compensation plans currently maintained by Brunswick.

Plan Category	A Number of securities to be issued upon the exercise of outstanding options, warrants, and rights	B Weighted-average exercise price of outstanding options, warrants, and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
EQUITY COMPENSATION PLANS APPROVED BY SECURITY HOLDERS[1]	1,024,939[2][3]	$23.79[4]	4,670,561[5]
EQUITY COMPENSATION PLANS NOT APPROVED BY SECURITY HOLDERS	–	–	–

(1) Our shareholders have approved the 2014 Stock Incentive Plan.

(2) Includes 5,400 shares of Common Stock subject to outstanding stock appreciation rights, 2,397 shares of Common Stock subject to deferred obligations to issue shares of Common Stock, 301,644 shares of Performance Share obligations to issue shares of Common Stock, and 715,498 shares of restricted stock obligations to issue shares of Common Stock.

(3) Shares represented by Performance Share awards may be adjusted depending on performance.

(4) The weighted average exercise price was calculated solely with respect to outstanding stock appreciation rights. Deferred and restricted stock obligations to issue shares of Common Stock have been disregarded for purposes of calculating the weighted average exercise price because no exercise price is associated with those obligations.

(5) Reflects shares available under the 2014 Stock Incentive Plan.

AUDIT-RELATED MATTERS

AUDIT AND FINANCE COMMITTEE

    

DAVID V. SINGER (C)   REGINALD FILS-AIMÉ   JOSEPH W. McCLANATHAN   JANE L. WARNER   MARYANN WRIGHT

REPORT OF THE AUDIT AND FINANCE COMMITTEE

The following is the Audit and Finance Committee report with respect to Brunswick's audited financial statements for the fiscal year ended December 31, 2021.

OVERVIEW OF AUDIT AND FINANCE COMMITTEE FUNCTION

The Audit and Finance Committee is composed of independent directors, each of whom is financially literate as required by NYSE rules. Messrs. Fils-Aimé, McClanathan, Singer, and Ms. Wright are "audit committee financial experts" under SEC rules. Mr. Singer chairs the Committee. The Audit and Finance Committee oversees Brunswick's financial reporting process. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

AUDIT AND FINANCE COMMITTEE CHARTER

The Committee operates pursuant to a written charter, a copy of which is available on Brunswick's website, www.brunswick.com.

INDEPENDENCE OF AUDIT AND FINANCE COMMITTEE MEMBERS

The Board of Directors has determined that all members of the Audit and Finance Committee are independent, within the meaning of the New York Stock Exchange Listed Company Manual.

REVIEW WITH MANAGEMENT

The Audit and Finance Committee has reviewed and discussed Brunswick's audited financial statements with management.

REVIEW AND DISCUSSIONS WITH INDEPENDENT AUDITORS

The Audit and Finance Committee is responsible for the appointment, termination, compensation, and oversight of Brunswick's independent auditors. Deloitte & Touche, LLP was Brunswick's independent registered public accounting firm for the fiscal year ended December 31, 2021 and has served in that capacity since 2014. The Audit and Finance Committee has discussed with Deloitte, which is responsible for expressing an opinion on the conformity of Brunswick's audited financial statements with generally accepted accounting principles and on the effectiveness of Brunswick's internal control over financial reporting, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC, and other professional standards and regulatory requirements currently in effect.

The Audit and Finance Committee has also received the written disclosures from Deloitte required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the Committee concerning independence and has discussed with Deloitte its independence from Brunswick. The Audit and Finance Committee has also reviewed the non-audit services Deloitte provided and has considered whether the provision of those services was compatible with maintaining Deloitte's independence.

CONCLUSION

Based on the review and discussions referred to above, the Audit and Finance Committee recommended to Brunswick's Board of Directors that the audited financial statements be included in Brunswick's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 for filing with the SEC.

FEES INCURRED FOR DELOITTE SERVICES

Brunswick incurred the following fees for services rendered by Deloitte, our current independent registered public accounting firm, during the fiscal years ended December 31, 2020 and 2021:

	2020	2021
AUDIT FEES[1]	$4,166,893	$4,620,000
AUDIT-RELATED FEES[2]	–	$1,040,000
TAX FEES[3]	$718,978	$692,000
ALL OTHER FEES	–	–

(1) *Audit Fees: Professional services rendered for the audit of our annual financial statements included in our Annual Reports on Form 10-K, reviews of the financial statements included in our Quarterly Reports on Form 10-Q, accounting and financial reporting consultations, and statutory audits.*

(2) *Audit-Related Fees: Includes M&A support.*

(3) *Tax Fees: Includes tax compliance and consulting services.*

APPROVAL OF SERVICES PROVIDED BY INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee is responsible for pre-approving all audit and non-audit services that our independent registered public accounting firm performs; accordingly, the Committee pre-approved Deloitte's services in 2020 and 2021. The Audit and Finance Committee has adopted a two-tiered approach for pre-approving fees. Each year it approves an overall budget for specified audit and non-audit services, after which the Audit and Finance Committee must pre-approve either: (i) any proposed specified service that would result in total fees exceeding the budget; or (ii) any proposed service not specified in the budget.



Proxy Summary | Proposal 1 | Corporate Governance | Governance Policies & Practices | Director Compensation | Executive Compensation | Proposal 2 | Equity Compensation Plan | Audit-Related Matters | Proposal 3 | 2023 Shareholder Submissions | Frequently Asked Questions | Appendix

2022 PROXY STATEMENT | 57

PROPOSAL 3

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022

What am I voting on?

Shareholders are being asked to approve the appointment of Deloitte as the independent registered accounting firm for Brunswick.

Voting Recommendation: Your Board of Directors and the Audit and Finance Committee recommend a vote FOR the approval and ratification of the appointment of Deloitte as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2022.



The Audit and Finance Committee has appointed Deloitte as the independent registered public accounting firm for Brunswick and its subsidiaries for our fiscal year ending December 31, 2022. Although it is not required to seek shareholder approval of this appointment, the Board of Directors has determined that, in keeping with the principles of sound corporate governance, the appointment will be submitted for ratification by the shareholders. The Board of Directors and the Audit and Finance Committee recommend that shareholders ratify the appointment of Deloitte as the independent registered accounting firm for Brunswick and its subsidiaries for the fiscal year ending December 31, 2022. If

our shareholders do not ratify the appointment, the Audit and Finance Committee will investigate the basis for the negative vote and will reconsider its appointment in light of the results of such investigation.

Representatives of Deloitte will attend the Annual Meeting and will be afforded an opportunity to make a statement, if they desire to do so, and to respond to questions from shareholders.

2022 will be the ninth year that Deloitte is anticipated to serve as the independent registered public accounting firm for Brunswick and its subsidiaries.





SUBMISSION OF PROPOSALS

In order to be considered for inclusion in Brunswick's proxy materials for our 2023 Annual Meeting, a shareholder proposal must be received at Brunswick's principal executive offices at 26125 N. Riverwoods Blvd., Suite 500, Mettawa, Illinois 60045 (fax: 847-735-4433; email: corporate.secretary@brunswick.com) by November 18, 2022.



Shareholders who intend to submit director nominees for inclusion in our proxy materials for the 2023 Annual Meeting must comply with the requirements of proxy access as set forth in our Amended By-Laws. The shareholder or group of shareholders who wish to submit director nominees pursuant to proxy access must deliver the required materials to Brunswick between October 19, 2022 and November 18, 2022.

In addition, a shareholder may wish to have a proposal presented at the 2023 Annual Meeting (including director nominations), but not to have such proposal included in Brunswick's proxy materials relating to that meeting. Brunswick's Amended By-Laws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders. Pursuant to the Amended By-Laws, a shareholder proposal or nomination intended to be brought before the 2023 Annual Meeting must be delivered to Brunswick's Secretary between January 4, 2023 and February 3, 2023.



Brunswick encourages you to vote on the matters that will be presented to Brunswick shareholders at the Annual Meeting. Please vote as soon as possible so that your shares will be represented.

By order of the Board of Directors,

Christopher F. Dekker

Christopher F. Dekker
Secretary
Mettawa, Illinois
March 18, 2022

FREQUENTLY ASKED QUESTIONS

ABOUT THE ANNUAL MEETING

WHAT IS THE PURPOSE OF THE ANNUAL MEETING

At the Annual Meeting, shareholders will act upon matters described in the Notice, including:

- The election to our Board of Directors of the ten nominees named in this Proxy Statement;
- An advisory say-on-pay vote to approve the compensation of our Named Executive Officers (NEOs); and
- Ratification of the Audit Committee's appointment of Deloitte & Touche LLP (Deloitte) as our independent registered public accounting firm for the fiscal year ending December 31, 2022.

HOW CAN I ATTEND THE ANNUAL MEETING?

Brunswick will host our virtual Annual Meeting on Wednesday, May 4, 2022 beginning promptly at 9:00 a.m. CDT. There will be no physical location for shareholders to attend. A live audio webcast will be available to shareholders and the general public at www. virtualshareholdermeeting.com/BC2022. We encourage you to access the Annual Meeting prior to the start time. Online access will be available beginning at 8:30 a.m. CDT.

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during check-in or the meeting, please call the technical support number that will be posted on the virtual meeting platform log-in page.

WHO MAY VOTE AT THE ANNUAL MEETING?

Only holders of one or more of the 76,614,127 shares of Brunswick common stock, par value $.75 per share (Common Stock), issued and outstanding as of the close of business on March 10, 2022 (the Record Date) will be entitled to vote at the Annual Meeting. Each holder as of the Record Date is entitled to one vote for each share of Brunswick Common Stock held.

WHO CAN PARTICIPATE IN THE ANNUAL MEETING?

Only shareholders who owned Common Stock as of the Record Date, or their duly appointed proxies, are entitled to participate in the Annual Meeting. Even if you plan to participate in the Annual Meeting, we recommend that you vote by proxy prior to the Annual Meeting so that your vote will be counted if you later decide not to participate.

HOW CAN I PARTICIPATE IN THE ANNUAL MEETING?

To participate in the Annual Meeting, including to vote your shares electronically and submit questions, you will need the 16-digit control number included on your proxy card or on your Notice. If you do not have your control number at the time of the meeting, you will still be able to attend virtually, but you will not be able to vote or ask questions. During the 30 minutes prior to the meeting start time and throughout the meeting, you will be able to vote and submit questions to management through the virtual meeting website. Management will try to respond to questions from shareholders in the same way as it would if we held an in-person meeting. We do not place restrictions on the type or form of questions that may be asked; however, we reserve the right to edit or reject redundant questions or questions that we deem inappropriate. We will generally answer questions as they come in and address those asked in advance as time permits. Shareholders will be limited to one question each, unless time otherwise permits.

WHO WILL COUNT THE VOTES?

Brunswick's tabulator, Broadridge Financial Solutions, Inc., will count the votes. Representatives of Brunswick's Law Department will act as inspectors of election.

FREQUENTLY ASKED QUESTIONS ABOUT THE MEETING

HOW DO I VOTE?



BY INTERNET
www.proxyvote.com
By 11:59 p.m. EDT on May 3, 2022



BY PHONE
1-800-690-6903
By 11:59 p.m. EDT on May 3, 2022



BY MAIL
Completing, signing, and returning your proxy or voting instruction card
To arrive by May 3, 2022



ANNUAL MEETING
www.virtualshareholdermeeting.com/ BC2022
May 4, 2022
beginning at 8:30 a.m. CDT

If you hold your shares through a broker, bank, or other nominee, that institution will instruct you as to how your shares may be voted by proxy, including whether telephone or Internet voting options are available.

If you hold any shares in the Brunswick Retirement Savings Plan or the Brunswick Rewards Plan, you must direct the trustee of these plans how to vote these shares by following the instructions on your Notice for voting by telephone at 1-800-690-6903 or via the Internet at www.proxyvote.com, or by signing, dating, and mailing in a proxy card. The deadline for voting shares held in the Brunswick Retirement Savings Plan or the Brunswick Rewards Plan is 11:59 p.m. EDT on April 29, 2022. The trustee will vote these shares as you direct. The trustee will vote allocated shares of Common Stock for which proxies are not received in direct proportion to voting by allocated shares for which proxies are received.

CAN I CHANGE MY VOTE AFTER I HAVE VOTED?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting, including voting via the Internet or by telephone (only your latest Internet or telephone proxy that is timely submitted prior to the meeting will be counted), by signing and returning a new proxy card with a later date, or by participating in and voting at the Annual Meeting. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.

HOW WILL MY SHARES BE VOTED IF I SIGN, DATE, AND RETURN A PROXY CARD?

If you sign, date, and return a proxy card and indicate how you would like your shares to be voted, your shares will be voted as you have instructed. If you sign, date, and return a proxy card but do not indicate how you would like your shares to be voted, your proxy will be voted in accordance with the Board's recommendations. With respect to any other matter that is properly brought before the meeting, the proxy holders will vote the proxies held by them in accordance with their best judgment.

WHAT ARE THE BOARD'S RECOMMENDATIONS?

PROPOSAL 1:
Election of Directors Named in the Attached Proxy Statement

✔ FOR each nominee

PROPOSAL 2:
Advisory Vote to Approve the Compensation of our Named Executive Officers

✔ FOR

PROPOSAL 3:
Ratification of the Appointment of Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2022

✔ FOR

WHAT VOTE IS REQUIRED TO APPROVE EACH MATTER TO BE CONSIDERED AT THE ANNUAL MEETING?

ELECTION OF DIRECTORS.

Brunswick has adopted a majority voting standard for the uncontested election of Directors and, therefore, the Director nominees shall be elected to the Board of Directors if they each receive a majority of the votes cast via the Internet or by proxy at the Annual Meeting. Under Brunswick's majority voting standard for uncontested elections, if the number of votes cast "For" a Director nominee's election does not exceed the number of votes cast "Against" election, then the Director nominee must tender his or her resignation from the Board promptly after certification of the shareholders' vote. The Board will decide within 120 days of that certification, through a process managed by the Nominating and Corporate Governance Committee and excluding the Director nominee in question, whether to accept the resignation. Because Brunswick has adopted a majority voting standard for the uncontested election of Directors, abstentions will have no effect on the election of Director nominees. If any one or more of the Director nominees is unable to serve, votes will be cast, pursuant to authority granted by the enclosed proxy, for the alternate individual or individuals the Board designates.

ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

The affirmative vote of the holders of a majority of the shares having voting power and represented at the Annual Meeting will be required for the approval of the non-binding resolution relating to the compensation of our Named Executive Officers (NEOs). Because approval of this resolution requires a majority of the shares having voting power and represented at the Annual Meeting, abstentions will have the same effect as votes against approval.

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

The affirmative vote of the holders of a majority of the shares having voting power and represented at the Annual Meeting will be required for the ratification of the Audit and Finance Committee's

FREQUENTLY ASKED QUESTIONS ABOUT THE MEETING

appointment of Deloitte as Brunswick's independent registered public accounting firm for the fiscal year ending December 31, 2022. Because the ratification of the independent registered public accounting firm requires a majority of the shares having voting power and represented at the Annual Meeting, abstentions will have the same effect as votes against ratification.

WHAT CONSTITUTES A QUORUM?

The Annual Meeting will be held only if a quorum is present. A quorum will be present if a majority of the shares of Common Stock issued and outstanding on the Record Date are represented, via the Internet or by proxy, at the Annual Meeting. Shares represented by properly completed proxy cards or ballots marked "Abstain" or returned without voting instructions are counted as present for the purpose of determining whether a quorum is present.

HOW WILL BROKER NON-VOTES BE TREATED?

Broker non-votes occur when a broker lacks discretionary authority to vote on a proposal and the beneficial owner has not provided instructions about how to vote. Brunswick will treat broker non-votes as present to determine whether or not there is a quorum at the Annual Meeting, but they will not be treated as having voting power on the proposals, if any, for which the broker indicates it does not have discretionary authority. This means that broker non-votes will not have any effect on whether a proposal passes.

We expect that brokers will have discretionary authority with respect to the proposal to ratify the appointment of our independent registered public accounting firm but will lack discretionary authority with respect to the election of Directors and the advisory vote to approve the compensation of our Named Executive Officers. Accordingly, broker non-votes may occur as to these two proposals.

WILL MY VOTE BE KEPT CONFIDENTIAL?

Yes. As a matter of policy, shareholder proxies, ballots, and tabulations that identify individual shareholders are kept confidential and are available only to our tabulator and inspectors of election, who are obligated to keep your vote confidential.

WHAT IF OTHER MATTERS COME UP DURING THE ANNUAL MEETING?

If any matters other than those referred to in the Notice properly come before the meeting, the individuals named in the accompanying form of proxy will vote the proxies held by them in accordance with their best judgment. We are not aware of any business other than the items referred to in the Notice that may be considered at the meeting.

WHO PAYS TO PREPARE, MAIL, AND SOLICIT THE PROXIES?

Brunswick pays all of the costs of preparing, mailing, and soliciting proxies. We ask brokers, banks, voting trustees, and other nominees and fiduciaries to forward notices and, when requested, proxy materials to the beneficial owners and to obtain authority to execute proxies. We reimburse the brokers, banks, voting trustees, and other nominees and fiduciaries upon request. In addition to solicitation by mail, telephone, facsimile, Internet, or personal contact by our designated officers and employees (who will not receive additional compensation for their solicitation efforts), we have retained the services of Georgeson Inc. to solicit proxies for a fee of $11,000 plus expenses.

WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PRINTED PROXY MATERIALS?

Pursuant to SEC rules, we are providing access to our proxy materials via the Internet and have elected to use the SEC's Notice and Access Rules for soliciting proxies. Accordingly, we are sending a Notice to all of our shareholders as of the Record Date. All shareholders may access our proxy materials on the website referred to in the Notice. You may also request to receive a printed set of the proxy materials. You can find instructions regarding how to access our proxy materials via the Internet and how to request a printed copy in the Notice. Additionally, by following the instructions in the Notice, you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our Annual Meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

MULTIPLE INDIVIDUALS RESIDING IN MY HOME ARE BENEFICIAL OWNERS OF SHARES OF COMMON STOCK. WHY DID WE RECEIVE ONLY ONE MAILING?

Brunswick is sending only one envelope with multiple Notices to you if you share a single address with another shareholder, unless we have received instructions to the contrary from you. This practice, known as "householding," is designed to eliminate duplicate mailings, conserve natural resources, and reduce our printing and mailing costs. We will promptly deliver a separate Notice to you upon written or verbal request. If you wish to receive separate mailings in the future, you may contact Brunswick Shareholder Services by telephone at 847-735-4374, by mail at 26125 N. Riverwoods Blvd., Ste 500, Mettawa, Illinois 60045, or by email at services@brunswick.com. If you currently receive multiple Notices, you can request householding by contacting Shareholder Services as described above. If you own your shares through a broker, bank, or other nominee, you can request householding by contacting the holder of record.

APPENDIX*

FREE CASH FLOW	Year Ended December 31, 2021	Year Ended December 31, 2020
NET CASH PROVIDED BY OPERATING ACTIVITIES	$586.2	$800.0
NET CASH PROVIDED BY (USED FOR):		
Capital expenditures	(267.1)	(182.4)
Proceeds from the sale of property, plant and equipment	7.2	2.9
Effect of exchange rate changes	(5.5)	8.8
FREE CASH FLOW	**$320.8**	**$629.3**

	Operating Earnings		Diluted Earnings per Share	
EARNINGS PER SHARE AND OPERATING EARNINGS (In millions, except per share data)	FY 2021	FY 2020	FY 2021	FY 2020
GAAP	$812.9	$539.3	$7.59	$4.70
Restructuring, exit and impairment charges	0.8	4.1	0.01	0.04
Purchase accounting amortization	45.7	30.1	0.46	0.29
Sport Yacht & Yachts	3.8	–	0.04	–
Acquisition, Integration, and IT related costs	24.3	5.4	0.27	0.05
Palm Coast reclassified from held-for-sale	0.8	–	0.01	–
Gain on sales of assets	(1.5)	–	(0.01)	–
Special tax items	–	–	(0.13)	–
Loss on early extinguishment of debt	–	–	0.04	–
Pension settlement benefit	–	–	–	(0.01)
AS ADJUSTED	**$886.8**	**$578.9**	**$8.28**	**$5.07**
GAAP operating margin	13.9%	12.4%		
ADJUSTED OPERATING MARGIN	**15.2%**	**13.3%**		

* All figures are in millions and reflect continuing operations only. In order to better align Brunswick's reported results with the internal metrics used by Brunswick's management to evaluate business performance as well as to provide better comparisons to prior periods and peer data, non-GAAP measures exclude the impact of purchase accounting amortization related to acquisitions, among other adjustments.

Brunswick does not provide forward-looking guidance for certain financial measures on a GAAP basis because it is unable to predict certain items contained in the GAAP measures without unreasonable efforts. These items may include restructuring, exit, and impairment costs, special tax items, acquisition-related costs, and certain other unusual adjustments.





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READ OUR SUSTAINABILITY REPORT
brunswick.com/corporate-responsibility/sustainability

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brunswick.com/investors/financial-information/annual-reports

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brunswick.com/investors



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Brunswick Corporation is a publicly held company listed on the New York and Chicago stock exchanges, with more than $5.8 billion in sales in 2021. We are family to more than 18,500 employees around the world. Our headquarters is located in the Chicago suburb of Mettawa, Illinois.

Since Brunswick was founded in 1845, the Company has grown to become a world leader in marine propulsion, boats, and parts and accessories. We've been successful in the market for so long because we maintain a focus on driving innovation, while leveraging best practices and veteran industry knowledge.